UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009

On February 5, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the three and nine months ended December 31, 2009. Attached hereto is a copy of the information, dated February 5, 2010, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2010. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the information was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three and nine months ended December 31, 2009 in the attached press release is unaudited.

The information included herein, including, without limitation, the earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2010 included in the information, contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: February 5, 2010

Financial Results Release	February 5, 2010
For the Nine Months Ended December 31, 2009	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03)5205-5581

Scheduled date of filing quarterly securities report: February 8, 2010

1. Consolidated Financial Results for the Nine Months Ended December 31, 2009 (April 1, 2009 – December 31, 2009)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Nine months ended December 31, 2009	7,525,664	(2.7%)	948,087	(6.5%)	941,853	(9.9%)
Nine months ended December 31, 2008	7,734,344	—	1,014,470	—	1,044,830	—

Notes:	1. Percentages above represent changes from the corresponding previous period.

2.      Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007 relating to noncontrolling interests, “Net Income” is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Nippon Telegraph and Telephone Corporation Shareholders’ Equity	Equity Ratio (Ratio of Nippon Telegraph and Telephone Corporation Shareholders’ Equity to Total Assets)	Nippon Telegraph and Telephone Corporation Shareholders’ Equity per Share
December 31, 2009	18,615,325	7,572,500	40.7%	5,722.77 (yen)
March 31, 2009	18,796,388	7,298,110	38.8%	5,515.18 (yen)

Note: “Nippon Telegraph and Telephone Corporation Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.

2. Dividends

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ended March 31, 2009	—	5,500.00 (yen)	—	55.00 (yen)	— (yen)
Year ending March 31, 2010	—	60.00 (yen)	—	—	—
Year ending March 31, 2010 (Forecasts)	—	—	—	60.00 (yen)	120.00 (yen)

Note: Change in forecasts of dividends during the nine months ended December 31: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes
Year ending March 31, 2010	10,170,000	(2.4%)	1,110,000	0.0%	1,080,000	(2.3%)

Notes:	1. Percentages above represent changes from the previous period.

2.      Change in consolidated financial results forecasts for the fiscal year ending March 31, 2010 during the nine months ended December 31, 2009: None

3.      Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued by the FASB in December 2007 relating to noncontrolling interests, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.

4. Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i) Change due to revision of accounting standards and other regulations: Yes

(ii) Others: None

(For further details, please see “Others” on page 12.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):
December 31, 2009:	1,574,120,900 shares
March 31, 2009:	1,574,120,900 shares
2. Number of treasury stock:
December 31, 2009:	250,898,274 shares
March 31, 2009:	250,844,167 shares
3. Weighted average number of shares outstanding:
For the nine months ended December 31, 2009:	1,323,281,503 shares
For the nine months ended December 31, 2008:	13,522,199 shares

*	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to pages 11 and 28.

Figures provided for Dividends per Share at the end of the second quarter for the fiscal year ended March 31, 2009 and weighted average number of shares outstanding for the nine months ended December 31, 2008 are calculated based on the number of shares before the stock split that took effect on January 4, 2009.

(Reference) Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT adopted the accounting pronouncement issued by the FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

Upon the adoption of this pronouncement, “Net Income”, which includes income attributable to noncontrolling interests, and “Net Income Attributable to Nippon Telegraph and Telephone Corporation (“NTT”)” are presented in the consolidated statements of income. “Net Income Attributable to NTT”, “Basic Earnings per Share Attributable to NTT” and “Diluted Earnings per Share Attributable to NTT” for the Consolidated Results of Operations for the nine months ended December 31, 2008 and 2009 as well as “Net Income Attributable to NTT” and “Basic Earnings per Share Attributable to NTT” for the Consolidated Financial Results Forecasts for the fiscal year ending March 31, 2010 are as follows:

Consolidated Financial Results for the Nine Months Ended December 31, 2009 (April 1, 2009 – December 31, 2009)

Amounts are rounded off to nearest million yen.

Consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Net Income Attributable to NTT*		Basic Earnings per Share Attributable to NTT**	Diluted Earnings per Share Attributable to NTT**
Nine months ended December 31, 2009	418,998	(23.0%)	316.64 (yen)	— (yen)
Nine months ended December 31, 2008	544,083	—	40,236.28 (yen)	— (yen)

Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

(Millions of yen, except per share amounts)
	Net Income Attributable to NTT*	Basic Earnings per Share Attributable to NTT
Year ending March 31, 2010	460,000 (14.6%)	347.64 (yen)

*	“Net Income Attributable to NTT” is calculated in the same manner as “Net Income” previously reported until last fiscal year.

**	Figures provided for “Basic Earnings per Share Attributable to NTT” and “Diluted Earnings per Share Attributable to NTT” for the nine months ended December 31, 2008 are calculated based on the number of shares before the stock split that took effect on January 4, 2009.

(Percentages above represent changes from the corresponding previous period.)

1. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED BUSINESS RESULTS

(1) Consolidated results

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	2,569.8	2,527.6	(42.2)	(1.6%)
Operating expenses	2,300.4	2,226.2	(74.1)	(3.2%)
Operating income	269.4	301.3	31.9	11.9%
Net income before income taxes	273.7	298.3	24.6	9.0%
Net income attributable to NTT	137.7	136.8	(1.0)	(0.7%)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	7,734.3	7,525.7	(208.7)	(2.7%)
Operating expenses	6,719.9	6,577.6	(142.3)	(2.1%)
Operating income	1,014.5	948.1	(66.4)	(6.5%)
Net income before income taxes	1,044.8	941.9	(103.0)	(9.9%)
Net income attributable to NTT	544.1	419.0	(125.1)	(23.0%)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the three/nine months ended December 31, 2009.

During the three-month period ended December 31, 2009, NTT Group took measures to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy entitled “Road to Service Creation Business Group” adopted in May 2008.

In the fixed-line communications market, the expansion of optical services and the accompanying shift from existing fixed-line telephones to optical IP telephones continued. Diverse services were also deployed by various providers. Under these market conditions, in the next-generation network (NGN) segment, NTT Group endeavored to expand its “FLET’S Hikari Next” service area and the sale of services such as video distribution services that take advantage of the capabilities of the NGN. While NTT Group made efforts to form alliances with other companies to expand distribution, NTT East commenced provision of access services with downstream transmission speed of up to 200Mbps, including “FLET’S Hikari Next Family High-speed Type”. In addition, as measures to enhance customer satisfaction and promote continuous subscriptions, NTT EAST started a membership program for FLET’S Hikari customers called, the “FLET’S Hikari Members Club”, and NTT West announced the launch of the new “FLET’S Motto (further more) DISCOUNT” as a discount service for long-term commitment of continuous usage. As a result of these efforts, the number of “FLET’S Hikari” subscriptions reached 12.78 million at December 31, 2009.

The mobile communications market has continued to mature in line with the rise in cellular penetration rate and competition among operators has intensified in such area as acquisition of subscribers and further improvement in service offerings. Under these market conditions, NTT DOCOMO released 20 different models in its “2009 winter/spring handset” lineup, introducing new features and services, such as the Auto-GPS function that enables the delivery of information linked to user’s current location, and “MyArea” wireless coverage, which uses small femtocell base station1 to create a private FOMA area in the home as a stable wireless environment for high-speed packet communication, and to detect registered phones entering/leaving the private FOMA area. In addition, NTT DOCOMO has taken various steps aimed at enhancing customers’ satisfaction, such as the launch of “Mail Tsukai-hodai” (“all-you-can-use mail”), which allows FOMA users to send and receive i-mode mails within Japan on an unlimited basis for a flat monthly rate, as part of its efforts to provide customers with more affordable and easy-to-use billing options. As a result of these measures, the number of cellular services subscriptions reached 55.44 million, of which 52.05 million were FOMA subscriptions, accounting for 93.9% of all subscriptions.

With respect to services for corporate customers, NTT Group continued its efforts to provide high value-added solutions tailored to customers’ industries and business categories and to enhance its support capabilities adapted to the global business activities of the customers. In the area of cloud computing2 which can respond to customers’ various needs including for further cost-cutting measures and for reduced investment in IT assets, NTT DATA launched its cloud service brand, “BizCloud”, for the reliable and fast provision and operation of cloud infrastructure and services optimized to the requirements of its customers, and NTT DATA also announced the launch of a service platform, “BizCloud Platform Service”, as the core infrastructure for Private Cloud3 and Community Cloud4 services under the “BizCloud” service brand.

In its global businesses, NTT Group formed capital and business alliances with local businesses to further improve its services from the perspective of coverage area expansion, support service enhancement and quality improvement. To supplement the large-capacity fiber-optic submarine cable network connecting Asia and the United States, NTT Group commenced operation of a cable route linking Japan, Mainland China, South Korea and Taiwan in an effort to improve reliability through enhanced redundancy in the Asian network.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended December 31, 2009 were ¥2,527.6 billion (a decrease of 1.6% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,226.2 billion (a decrease of 3.2% from the same period of the previous fiscal year), consolidated operating income was ¥301.3 billion (an increase of 11.9% from the same period of the previous fiscal year), and consolidated net income before income taxes was ¥298.3 billion (an increase of 9.0% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥136.8 billion (a decrease of 0.7% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, NTT Group’s consolidated operating revenues were ¥7,525.7 billion (a decrease of 2.7% from the same period of the previous fiscal year). Consolidated operating expenses were ¥6,577.6 billion (a decrease of 2.1% from the same period of the previous fiscal year). As a result, consolidated operating income was ¥948.1 billion (a decrease of 6.5% from the same period of the previous fiscal year) while consolidated net income before income taxes was ¥941.9 billion (a decrease of 9.9% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥419.0 billion (a decrease of 23.0% from the same period of the previous fiscal year) for the nine-month period ended December 31, 2009.

Notes:

1.	Refers to highly compact base transceiver stations that cover a limited-range area of ten to twenty meters in radius; installing femtocell base transceiver stations enables improved service in homes, small stores and other limited spaces where radio signals from outdoor base stations have difficulty reaching.
2.	Cloud computing is a computer technology whereby software and resources are delivered as a service through a network. It is unique for the fact that the services can be used on an on-demand basis without the need for purchasing hardware including server or software. The term “cloud” is used as a metaphor, based on the drawings used to depict networks such as the Internet in computer network diagrams.
3.	A cloud computing system constructed for a single organization for use as an internal system.
4.	A cloud computing system that can be shared by specific companies using a common data center.
*	NTT Group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States.

(2) Segment results

Results by business segment are as follows.

<1> Regional telecommunications business segment

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	1,004.6	976.0	(28.6)	(2.8%)
Operating expenses	974.7	945.0	(29.7)	(3.1%)
Operating income	29.9	31.0	1.2	3.9%

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	3,013.0	2,913.7	(99.2)	(3.3%)
Operating expenses	2,942.4	2,832.0	(110.4)	(3.8%)
Operating income	70.6	81.7	11.2	15.8%

NTT Group’s consolidated operating revenues for the three-month period ended December 31, 2009 were ¥976.0 billion (a decrease of 2.8% from the same period of the previous fiscal year). Despite an increase in IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, voice-related revenues decreased due to the decline in fixed-line telephone subscriptions. On the other hand, consolidated operating expenses were ¥945.0 billion (a decrease of 3.1% from the same period of the previous fiscal year) due to such factors as a decrease in operating expenses, including depreciation and amortization. As a result, consolidated operating income in the three-month period ended December 31, 2009 was ¥31.0 billion (an increase of 3.9% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, consolidated operating revenues were ¥2,913.7 billion (a decrease of 3.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥2,832.0 billion (a decrease of 3.8% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2009 was ¥81.7 billion (an increase of 15.8% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2009	As of December 31, 2009	Change	Percent Change
FLET’S Hikari	11,134	12,779	1,645	14.8%
NTT East	6,291	7,246	995	15.2%
NTT West	4,843	5,533	690	14.2%
Hikari Denwa	8,011	9,604	1,594	19.9%
NTT East	4,248	5,113	865	20.4%
NTT West	3,762	4,491	729	19.4%

Notes:

1.	The figures for “FLET’S Hikari” include NTT East’s “B FLET’S” and “FLET’S Hikari Next” (launched in March 2008) and NTT West’s “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown” and “FLET’S Hikari Next” (launched in March 2008).
2.	The figures for “Hikari Denwa” represent number of channels (in thousands).

<2> Long-distance and international communications business segment

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	324.9	307.3	(17.6)	(5.4%)
Operating expenses	298.2	282.3	(15.9)	(5.3%)
Operating income	26.7	25.0	(1.7)	(6.3%)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	961.3	923.8	(37.6)	(3.9%)
Operating expenses	879.2	847.5	(31.7)	(3.6%)
Operating income	82.1	76.2	(5.9)	(7.2%)

Consolidated operating revenues for the three-month period ended December 31, 2009 were ¥307.3 billion (a decrease of 5.4% from the same period of the previous fiscal year) due to a decline in revenues from solutions businesses for corporate customers and conventional fixed-voice related revenues and other factors. Consolidated operating expenses for the same period decreased to ¥282.3 billion (a decrease of 5.3% from the same period of the previous fiscal year) due to lower telecommunication facility usage fees in conjunction with the decline in fixed-voice related revenues. As a result, consolidated operating income for the three months ended December 31, 2009 was ¥25.0 billion (a decrease of 6.3% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, consolidated operating revenues were ¥923.8 billion (a decrease of 3.9% from the same period of the previous fiscal year) and consolidated operating expenses were ¥847.5 billion (a decrease of 3.6% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2009 was ¥76.2 billion (a decrease of 7.2% from the same period of the previous fiscal year).

<3> Mobile communications business segment

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	1,111.0	1,096.6	(14.4)	(1.3%)
Operating expenses	942.5	880.6	(62.0)	(6.6%)
Operating income	168.4	216.0	47.5	28.2%

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	3,378.8	3,242.4	(136.4)	(4.0%)
Operating expenses	2,636.1	2,544.1	(92.0)	(3.5%)
Operating income	742.7	698.3	(44.4)	(6.0%)

Consolidated operating revenues for the three-month period ended December 31, 2009 decreased to ¥1,096.6 billion (a decrease of 1.3% from the same period of the previous fiscal year). Despite the increase in packet communications revenues arising from increase in subscriptions for packet flat-rate services, decreases in mobile voice related revenues and handset sales revenues caused by the penetration of new discount services and new handset purchase methods reduced consolidated operating revenues. On the other hand, consolidated operating expenses decreased to ¥880.6 billion (a decrease of 6.6% from the same period of the previous fiscal year) as a result of a decline in depreciation and amortization expenses attributable to the fact that accelerated depreciation of mova-related assets had been carried out in the three-month period ended December 31, 2008. As a result, consolidated operating income for the three-month period ended December 31, 2009 was ¥216.0 billion (an increase of 28.2% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, consolidated operating revenues were ¥3,242.4 billion (a decrease of 4.0% from the same period of the previous fiscal year) and consolidated operating expenses were ¥2,544.1 billion (a decrease of 3.5% from the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2009 was ¥698.3 billion (a decrease of 6.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2009	As of December 31, 2009	Change	Percent Change
Mobile phone service	54,601	55,436	835	1.5%
FOMA service	49,040	52,045	3,005	6.1%
mova service	5,560	3,391	(2,169)	(39.0%)
i-mode service	48,474	48,688	214	0.4%

Notes:

1.	The number of mobile phone service subscriptions, “FOMA” service subscriptions and “mova” service subscriptions include communication module subscriptions.
2.	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscription to “2-in-1” services. Such FOMA service subscriptions are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.
3.	The figures for the number of “i-mode” service subscriptions represent the total for “FOMA” and “mova” combined.

<4> Data communications business segment

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	258.3	263.9	5.6	2.2%
Operating expenses	234.5	247.8	13.3	5.7%
Operating income	23.8	16.1	(7.7)	(32.4%)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	765.6	798.2	32.6	4.3%
Operating expenses	696.9	745.2	48.3	6.9%
Operating income	68.7	53.0	(15.7)	(22.8%)

Consolidated operating revenues for the three-month period ended December 31, 2009 were ¥263.9 billion (an increase of 2.2% from the same period of the previous fiscal year) as a result of an increase in revenues in connection with expansion of consolidated subsidiaries. On the other hand, consolidated operating expenses for the three-month period ended December 31, 2009 were ¥247.8 billion (an increase of 5.7% from the same period of the previous fiscal year) as a result of an increase in expenses relating to the expansion of consolidated subsidiaries and an increase in selling, general and administrative expenses. As a result, consolidated operating income for the three-month period ended December 31, 2009 was ¥16.1 billion (a decrease of 32.4% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, consolidated operating revenues were ¥798.2 billion (an increase of 4.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥745.2 billion (an increase of 6.9% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2009 was ¥53.0 billion (a decrease of 22.8% from the same period of the previous fiscal year).

<5> Other business segments

	(Billions of yen)
	Three-Month Period Ended December 31, 2008 (October 1, 2008 – December 31, 2008)	Three-Month Period Ended December 31, 2009 (October 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	289.6	263.6	(26.0)	(9.0%)
Operating expenses	270.8	256.9	(13.9)	(5.1%)
Operating income	18.8	6.7	(12.1)	(64.6%)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Operating revenues	848.8	788.9	(59.9)	(7.1%)
Operating expenses	806.6	775.4	(31.2)	(3.9%)
Operating income	42.2	13.5	(28.7)	(68.0%)

In other business segments, while revenues increased in the real estate business, the substantial impact of the deteriorating economy and a slump in sales in the finance business, construction and power business, system development business, advanced technologies development business and other businesses resulted in a decrease in consolidated operating revenues for the three-month period ended December 31, 2009 to ¥263.6 billion (a decrease of 9.0% from the same period of the previous fiscal year) and a decrease in consolidated operating expenses to ¥256.9 billion (a decrease of 5.1% from the same period of the previous fiscal year). As a result, consolidated operating income for the three-month period ended December 31, 2009 was ¥6.7 billion (a decrease of 64.6% from the same period of the previous fiscal year).

For the nine-month period ended December 31, 2009, consolidated operating revenues were ¥788.9 billion (a decrease of 7.1% from the same period of the previous fiscal year) and consolidated operating expenses were ¥775.4 billion (a decrease of 3.9% from the same period of the previous fiscal year). As a result, consolidated operating income for the nine-month period ended December 31, 2009 was ¥13.5 billion (a decrease of 68.0% from the same period of the previous fiscal year).

2. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED FINANCIAL STANDING

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2009 were ¥1,652.0 billion (an increase of ¥126.8 billion (8.3%) in cash flows compared to the same period of the previous fiscal year). This was due, despite the decrease in net income for the nine-month period, to the effect of a decrease in trade accounts receivable resulting from increased collection of installment loans for mobile handsets.

Consolidated cash flows from investing activities showed outlays of ¥1,632.3 billion (a decrease of ¥10.9 billion (0.7%) compared to the same period of the previous fiscal year). This was due in part to a decrease in expenditures for capital investment and an increase in payments for purchase of short-term investments due to cash management activities relating to short-term investments exceeding three months in duration.

Consolidated cash flows from financing activities showed outlays of ¥397.5 billion (an increase of ¥227.0 billion (133.2%) compared to the same period of the previous fiscal year). This resulted from a decrease in revenues from fund procurement and an increase in expenditures for debt redemption while there was a decrease in expenditures associated with the acquisition of treasury stock that was conducted in the same period of the previous fiscal year.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2009 were ¥674.9 billion, a decrease of ¥377.9 billion (35.9%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine-Month Period Ended December 31, 2008 (April 1, 2008 – December 31, 2008)	Nine-Month Period Ended December 31, 2009 (April 1, 2009 – December 31, 2009)	Change	Percent Change
Cash flows from operating activities	1,525.2	1,652.0	126.8	8.3%
Cash flows from investing activities	1,643.2	(1,632.3)	10.9	0.7%
Cash flows from financing activities	170.4	(397.5)	(227.0)	(133.2%)

3. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED RESULTS FORECASTS

There has been no change in the consolidated results forecasts since those announced on November 9, 2009. For assumptions used in these results forecasts and other related matters, please see page 28.

4. OTHERS

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Business Combinations

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to business combinations. This pronouncement requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group for the nine months ended December 31, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of this pronouncement has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification. The repurchases of shares by the subsidiary resulting in changes in NTT’s ownership interest in the subsidiary have been accounted for as equity transactions with noncontrolling interests.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2008 relating to accounting for financial guarantee insurance contracts. This pronouncement prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. This pronouncement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent event

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2009 relating to subsequent events. This pronouncement requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. The financial statements that adopted this pronouncement should follow the Codification in place of legacy accounting pronouncements. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2009	December 31, 2009	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	¥1,052,777	¥674,917	¥(377,860)
Short-term investments	20,264	129,252	108,988
Notes and accounts receivable, trade	1,947,765	2,026,886	79,121
Allowance for doubtful accounts	(45,208)	(41,695)	3,513
Inventories	313,494	386,053	72,559
Prepaid expenses and other current assets	512,479	554,216	41,737
Deferred income taxes	266,480	233,896	(32,584)

Total current assets	4,068,051	3,963,525	(104,526)

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,772,740	67,357
Telecommunications service lines	13,968,838	14,172,739	203,901
Buildings and structures	5,770,337	5,799,327	28,990
Machinery, vessels and tools	1,755,854	1,764,139	8,285
Land	1,111,734	1,111,046	(688)
Construction in progress	305,167	317,216	12,049

	37,617,313	37,937,207	319,894
Accumulated depreciation	(27,415,794)	(27,913,076)	(497,282)

Net property, plant and equipment	10,201,519	10,024,131	(177,388)

Investments and other assets:
Investments in affiliated companies	622,735	615,903	(6,832)
Marketable securities and other investments	277,375	275,946	(1,429)
Goodwill	453,617	518,230	64,613
Other intangibles	1,406,991	1,405,748	(1,243)
Other assets	894,828	902,737	7,909
Deferred income taxes	871,272	909,105	37,833

Total investments and other assets	4,526,818	4,627,669	100,851

Total assets	¥18,796,388	¥18,615,325	¥(181,063)

	Millions of yen
	March 31, 2009	December 31, 2009	Increase (Decrease)
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥388,028	¥464,051	¥76,023
Current portion of long-term debt	603,041	379,767	(223,274)
Accounts payable, trade	1,302,607	1,018,567	(284,040)
Accrued payroll	454,575	345,706	(108,869)
Accrued interest	12,481	12,940	459
Accrued taxes on income	288,803	151,495	(137,308)
Accrued consumption tax	28,326	46,568	18,242
Advances received	114,934	121,316	6,382
Deposit received	275,089	158,201	(116,888)
Other	226,315	214,188	(12,127)

Total current liabilities	3,694,199	2,912,799	(781,400)

Long-term liabilities:
Long-term debt	3,691,688	3,807,880	116,192
Obligations under capital leases	47,394	45,074	(2,320)
Liability for employees’ retirement benefits	1,639,785	1,671,651	31,866
Other	577,692	671,029	93,337

Total long-term liabilities	5,956,559	6,195,634	239,075

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,841,037	2,838,486	(2,551)
Retained earnings	5,066,637	5,333,458	266,821
Accumulated other comprehensive income (loss)	(341,917)	(331,624)	10,293
Treasury stock, at cost	(1,205,597)	(1,205,770)	(173)

Total NTT shareholders’ equity	7,298,110	7,572,500	274,390

Noncontrolling interests	1,847,520	1,934,392	86,872

Total equity	9,145,630	9,506,892	361,262

Total liabilities and equity	¥18,796,388	¥18,615,325	¥(181,063)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of December 31, 2009.

(2) Consolidated Statements of Income

    NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,960,983	¥1,780,912	¥(180,071)
Mobile voice related services	1,750,539	1,642,412	(108,127)
IP / packet communications services	2,150,229	2,316,395	166,166
Sale of telecommunication equipment	538,365	447,335	(91,030)
System integration	812,732	849,851	37,119
Other	521,496	488,759	(32,737)

	7,734,344	7,525,664	(208,680)

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,760,719	1,777,554	16,835
Cost of equipment sold (exclusive of items shown separately below)	697,427	578,488	(118,939)
Cost of system integration (exclusive of items shown separately below)	514,414	542,130	27,716
Depreciation and amortization	1,589,263	1,500,533	(88,730)
Impairment loss	1,086	547	(539)
Selling, general and administrative expenses	2,156,965	2,178,325	21,360

	6,719,874	6,577,577	(142,297)

Operating income (loss)	1,014,470	948,087	(66,383)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(44,996)	(42,392)	2,604
Interest income	19,214	18,565	(649)
Other, net	56,142	17,593	(38,549)

	30,360	(6,234)	(36,594)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,044,830	941,853	(102,977)

Income tax expense (benefit):
Current	480,424	406,002	(74,422)
Deferred	(143,295)	(31,857)	111,438

	337,129	374,145	37,016

Income (loss) before equity in earnings (losses) of affiliated companies	707,701	567,708	(139,993)

Equity in earnings (losses) of affiliated companies	11,045	8,962	(2,083)

Net income (loss)	718,746	576,670	(142,076)

Less – Net income attributable to noncontrolling interests	(174,663)	(157,672)	16,991

Net income (loss) attributable to NTT	¥544,083	¥418,998	¥(125,085)

Summary of total comprehensive income (loss):
Net income (loss)	¥718,746	¥576,670	¥(142,076)
Other comprehensive income (loss)	(60,360)	10,571	70,931
Comprehensive income (loss)	658,386	587,241	(71,145)
Less – Comprehensive income attributable to noncontrolling interests	(167,633)	(157,950)	9,683

Comprehensive income (loss) attributable to NTT	¥490,753	¥429,291	¥(61,462)

* Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the nine months ended December 31, 2009.

	Shares or yen
	2008*	2009
Per share of common stock:
Weighted average number of shares outstanding	13,522,198.53	1,323,281,503
Net income (loss) attributable to NTT	¥40,236.28	¥316.64

*	Per share of common stock for the nine months ended December 31, 2008 does not reflect the stock split that took effect on January 4, 2009.

    THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥645,267	¥586,478	¥(58,789)
Mobile voice related services	570,912	557,806	(13,106)
IP / packet communications services	733,472	780,441	46,969
Sale of telecommunication equipment	169,044	151,639	(17,405)
System integration	271,288	282,789	11,501
Other	179,768	168,403	(11,365)

	2,569,751	2,527,556	(42,195)

Operating expenses:
Cost of services (exclusive of items shown separately below)	598,808	599,810	1,002
Cost of equipment sold (exclusive of items shown separately below)	237,486	191,171	(46,315)
Cost of system integration (exclusive of items shown separately below)	170,332	180,742	10,410
Depreciation and amortization	568,483	503,541	(64,942)
Impairment loss	685	47	(638)
Selling, general and administrative expenses	724,569	750,928	26,359

	2,300,363	2,226,239	(74,124)

Operating income (loss)	269,388	301,317	31,929

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,862)	(13,581)	1,281
Interest income	6,612	6,275	(337)
Other, net	12,531	4,252	(8,279)

	4,281	(3,054)	(7,335)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	273,669	298,263	24,594

Income tax expense (benefit):
Current	141,470	114,992	(26,478)
Deferred	(41,016)	(612)	40,404

	100,454	114,380	13,926

Income (loss) before equity in earnings (losses) of affiliated companies	173,215	183,883	10,668

Equity in earnings (losses) of affiliated companies	3,624	4,244	620

Net income (loss)	176,839	188,127	11,288

Less – Net income attributable to noncontrolling interests	(39,109)	(51,373)	(12,264)

Net income (loss) attributable to NTT	¥137,730	¥136,754	¥(976)

Summary of total comprehensive income (loss):
Net income (loss)	¥176,839	¥188,127	¥11,288
Other comprehensive income (loss)	(22,348)	(32,935)	(10,587)
Comprehensive income (loss)	154,491	155,192	701
Less – Comprehensive income attributable to noncontrolling interests	(37,072)	(41,719)	(4,647)

Comprehensive income (loss) attributable to NTT	¥117,419	¥113,473	¥(3,946)

* Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the three months ended December 31, 2009.

	Shares or yen
	2008*	2009
Per share of common stock:
Weighted average number of shares outstanding	13,421,619.20	1,323,279,372
Net income (loss) attributable to NTT	¥10,261.80	¥103.34

*	Per share of common stock for the three months ended December 31, 2008 does not reflect the stock split that took effect on January 4, 2009.

(3) Consolidated Statements of Cash Flows

    NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥718,746	¥576,670	¥(142,076)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,589,263	1,500,533	(88,730)
Impairment loss	1,086	547	(539)
Deferred taxes	(143,295)	(31,857)	111,438
Loss on disposal of property, plant and equipment	77,876	67,614	(10,262)
Equity in (earnings) losses of affiliated companies	(11,045)	(8,962)	2,083
(Increase) decrease in notes and accounts receivable, trade	(208,448)	(49,583)	158,865
(Increase) decrease in inventories	(121,981)	(70,109)	51,872
(Increase) decrease in other current assets	(83,471)	(62,392)	21,079
Increase (decrease) in accounts payable, trade and accrued payroll	(323,231)	(272,670)	50,561
Increase (decrease) in accrued consumption tax	10,993	18,035	7,042
Increase (decrease) in accrued interest	2,365	457	(1,908)
Increase (decrease) in advances received	(1,051)	6,322	7,373
Increase (decrease) in accrued taxes on income	(21,084)	(138,259)	(117,175)
Increase (decrease) in other current liabilities	58,904	18,722	(40,182)
Increase (decrease) in liability for employees’ retirement benefits	7,661	64,576	56,915
Increase (decrease) in other long-term liabilities	43,002	92,589	49,587
Other	(71,075)	(60,252)	10,823

Net cash provided by (used in) operating activities	¥1,525,215	¥1,651,981	¥126,766

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,190,275)	¥(1,066,954)	¥123,321
Proceeds from sale of property, plant and equipment	83,046	20,362	(62,684)
Payments for purchase of non-current investments	(92,201)	(74,718)	17,483
Proceeds from sale and redemption of non-current investments	45,093	15,267	(29,826)
Payments for purchase of short-term investments	(28,456)	(154,742)	(126,286)
Proceeds from redemption of short-term investments	3,197	48,906	45,709
Acquisition of intangibles and other assets	(463,578)	(420,385)	43,193

Net cash provided by (used in) investing activities	(1,643,174)	(1,632,264)	10,910

Cash flows from financing activities:
Proceeds from issuance of long-term debt	668,294	428,147	(240,147)
Payments for settlement of long-term debt	(460,943)	(477,969)	(17,026)
Proceeds from issuance of short-term debt	3,315,945	2,805,169	(510,776)
Payments for settlement of short-term debt	(3,169,358)	(2,729,265)	440,093
Dividends paid	(135,338)	(152,177)	(16,839)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(170,311)	(199)	170,112
Acquisition of treasury stocks by subsidiary	(101,846)	(20,177)	81,669
Other	(116,887)	(250,986)	(134,099)

Net cash provided by (used in) financing activities	(170,444)	(397,457)	(227,013)

Effect of exchange rate changes on cash and cash equivalents	(5,554)	(120)	5,434

Net increase (decrease) in cash and cash equivalents	(293,957)	(377,860)	(83,903)
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	(116,789)

Cash and cash equivalents at end of period	¥875,609	¥674,917	¥(200,692)

Cash paid during the period for:
Interest	¥42,669	¥41,933	¥(736)
Income taxes, net	¥379,443	¥510,568	¥131,125

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the nine months ended December 31, 2009.

(4) Going Concern Assumption

       None

(5) Business Segments

    THREE-MONTH PERIOD ENDED DECEMBER 31

1. Sales and operating revenues	(Millions of yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	Increase (Decrease)
Regional communications business
Customers	865,327	848,687	(16,640)
Intersegment	139,272	127,353	(11,919)

Total	1,004,599	976,040	(28,559)

Long-distance and international communications business
Customers	290,937	280,243	(10,694)
Intersegment	33,920	27,047	(6,873)

Total	324,857	307,290	(17,567)

Mobile communications business
Customers	1,097,649	1,084,583	(13,066)
Intersegment	13,327	11,974	(1,353)

Total	1,110,976	1,096,557	(14,419)

Data communications business
Customers	230,978	235,772	4,794
Intersegment	27,310	28,102	792

Total	258,288	263,874	5,586

Other
Customers	84,860	78,271	(6,589)
Intersegment	204,752	185,310	(19,442)

Total	289,612	263,581	(26,031)

Elimination of intersegment	(418,581)	(379,786)	38,795

Consolidated total	2,569,751	2,527,556	(42,195)

2. Segment profit or loss	(Millions of yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	Increase (Decrease)
Operating income (loss)
Regional communications business	29,870	31,043	1,173
Long-distance and international communications business	26,696	25,002	(1,694)
Mobile communications business	168,448	215,981	47,533
Data communications business	23,833	16,118	(7,715)
Other	18,806	6,666	(12,140)

Total	267,653	294,810	27,157

Elimination of intersegment	1,735	6,507	4,772

Consolidated total	269,388	301,317	31,929

NINE-MONTH PERIOD ENDED DECEMBER 31

1. Sales and operating revenues	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)
Regional communications business
Customers	2,591,072	2,531,004	(60,068)
Intersegment	421,879	382,699	(39,180)

Total	3,012,951	2,913,703	(99,248)

Long-distance and international communications business
Customers	872,078	844,295	(27,783)
Intersegment	89,226	79,459	(9,767)

Total	961,304	923,754	(37,550)

Mobile communications business
Customers	3,341,009	3,208,096	(132,913)
Intersegment	37,751	34,268	(3,483)

Total	3,378,760	3,242,364	(136,396)

Data communications business
Customers	677,459	711,816	34,357
Intersegment	88,128	86,344	(1,784)

Total	765,587	798,160	32,573

Other
Customers	252,726	230,453	(22,273)
Intersegment	596,077	558,474	(37,603)

Total	848,803	788,927	(59,876)

Elimination of intersegment	(1,233,061)	(1,141,244)	91,817

Consolidated total	7,734,344	7,525,664	(208,680)

2. Segment profit or loss	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)
Operating income (loss)
Regional communications business	70,570	81,741	11,171
Long-distance and international communications business	82,126	76,238	(5,888)
Mobile communications business	742,656	698,306	(44,350)
Data communications business	68,684	52,991	(15,693)
Other	42,213	13,527	(28,686)

Total	1,006,249	922,803	(83,446)

Elimination of intersegment	8,221	25,284	17,063

Consolidated total	1,014,470	948,087	(66,383)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million
Cash dividends per share	¥55
Date of record	March 31, 2009
Date of payment	June 25, 2009

Resolution	The Board of Directors’ meeting on November 9, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,397 million
Cash dividends per share	¥60
Date of record	September 30, 2009
Date of payment	December 10, 2009

Significant Changes in NTT Shareholders’ Equity

None

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2009	December 31, 2009	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	7,695	11,311	3,616
Accounts receivable, trade	1,018	162	(856)
Supplies	317	252	(64)
Subsidiary deposits	57,000	116,456	59,456
Other current assets	496,096	236,281	(259,815)

Total current assets	562,127	364,465	(197,662)

Fixed assets:
Property, plant and equipment	189,880	180,763	(9,117)
Intangible fixed assets	55,870	48,143	(7,726)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,244	4,794,219	(25)
Long-term loans receivable to subsidiaries	1,815,759	2,041,407	225,648
Other investments and assets	87,140	50,798	(36,341)

Total investments and other assets	6,697,144	6,886,425	189,281

Total fixed assets	6,942,895	7,115,332	172,436

TOTAL ASSETS	7,505,022	7,479,797	(25,225)

Notes:

1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”
3.	In the quarterly financial statements for the previous fiscal year, we presented “Investment securities” which includes “Investments in subsidiaries and affiliated companies” and “Long-term loans receivable” which includes “Long-term loans receivable to subsidiaries.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

	Millions of yen
	March 31, 2009	December 31, 2009	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	189	104	(85)
Current portion of corporate bonds	200,000	—	(200,000)
Current portion of long-term borrowings	186,264	161,104	(25,160)
Accrued taxes on income	146	31,619	31,473
Deposit received from subsidiaries	91,500	57,711	(33,789)
Other current liabilities	61,003	31,392	(29,611)

Total current liabilities	539,104	281,931	(257,172)

Long-term liabilities:
Corporate bonds	1,340,906	1,570,982	230,075
Long-term borrowings	728,874	659,522	(69,352)
Liability for employees’ retirement benefits	26,333	28,175	1,842
Other long-term liabilities	1,459	1,429	(30)

Total long-term liabilities	2,097,573	2,260,109	162,535

TOTAL LIABILITIES	2,636,678	2,542,040	(94,637)

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus	2,673,843	2,673,817	(25)
Earned surplus	2,459,481	2,529,124	69,643
Treasury stock	(1,205,597)	(1,205,769)	(172)

Total shareholders’ equity	4,865,677	4,935,121	69,444

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,667	2,635	(32)

Total unrealized gains (losses), translation adjustments, and others	2,667	2,635	(32)

TOTAL NET ASSETS	4,868,344	4,937,756	69,412

TOTAL LIABILITIES AND NET ASSETS	7,505,022	7,479,797	(25,225)

Notes:

1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”
3.	In the quarterly financial statements for the previous fiscal year, we presented “Current portion of long-term borrowings” which includes “Current portion of long-term loans payable – subsidiary” and “Long-term borrowings” which includes “Long-term loans payable – subsidiary.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues	320,733	335,220	14,487
Operating expenses	117,999	111,366	(6,633)

Operating income	202,733	223,854	21,120

Non-operating revenues:
Interest income	27,503	25,023	(2,480)
Lease and rental income	8,608	8,896	287
Miscellaneous income	1,428	2,224	796

Total non-operating revenues	37,540	36,144	(1,396)

Non-operating expenses:
Interest expenses	10,335	8,889	(1,445)
Corporate bond interest expenses	18,365	18,505	140
Miscellaneous expenses	6,570	7,971	1,400

Total non-operating expenses	35,271	35,366	95

Recurring profit	205,002	224,631	19,628

Income before income taxes	205,002	224,631	19,628

Income taxes	2,119	2,811	691

Net income	202,883	221,820	18,936

(Reference) Major components of operating revenues
Dividends received	199,050	217,852	18,801
Revenues from group management	13,950	13,762	(187)
Revenues from basic R&D	95,249	95,249	0

Notes:

1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

THREE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues	112,630	116,773	4,142
Operating expenses	38,372	37,492	(879)

Operating income	74,257	79,280	5,022

Non-operating revenues:
Interest income	9,048	8,245	(803)
Lease and rental income	2,582	3,081	498
Miscellaneous income	231	185	(45)

Total non-operating revenues	11,862	11,511	(350)

Non-operating expenses:
Interest expenses	3,363	2,823	(539)
Corporate bond interest expenses	6,208	6,193	(15)
Miscellaneous expenses	2,831	3,879	1,047

Total non-operating expenses	12,403	12,896	492

Recurring profit	73,716	77,896	4,179

Income before income taxes	73,716	77,896	4,179

Income taxes	708	720	12

Net income	73,008	77,175	4,167

(Reference) Major components of operating revenues
Dividends received	72,375	77,892	5,516
Revenues from group management	4,650	4,587	(62)
Revenues from basic R&D	31,749	31,749	0

Notes:

1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) Non-Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	205,002	224,631	19,628
Depreciation and amortization	34,238	35,114	876
Loss on disposal of property, plant and equipment	504	626	121
Dividends received	(199,050)	(217,852)	(18,801)
Increase (decrease) in liability for employees’ retirement benefits	1,864	1,842	(21)
(Increase) decrease in accounts receivable	22,059	(9,326)	(31,386)
Increase (decrease) in accounts payable and accrued expenses	(39,237)	(28,388)	10,849
Increase (decrease) in accrued consumption tax	579	605	25
(Increase) decrease in other current assets	(36,990)	(7,087)	29,902
(Increase) decrease in subsidiary deposits	—	(16,000)	(16,000)
Increase (decrease) in deposit received from subsidiaries	36,082	(33,789)	(69,872)
Other	4,941	6,885	1,944

Sub-total	29,995	(42,737)	(72,732)

Interest and dividends received	226,463	242,650	16,186
Interest paid	(27,771)	(26,901)	869
Income taxes received (paid)	10,540	36,495	25,954

Net cash provided by (used in) operating activities	239,228	209,506	(29,721)

Cash flows from investing activities:

Payments for property, plant and equipment	(34,838)	(25,516)	9,322
Proceeds from sale of property, plant and equipment	395	—	(395)
Payments for purchase of investment securities	(2,498)	(1,474)	1,023
Proceeds from sale of investment securities	30	971	940
Payments for long-term loans	(145,000)	(340,000)	(195,000)
Proceeds from long-term loans receivable	312,316	374,512	62,196
Other	(98)	280	379

Net cash provided by (used in) investing activities	130,306	8,773	(121,532)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	234,500	309,966	75,466
Payments for settlement of long-term debt	(275,629)	(374,512)	(98,883)
Payments for settlement of lease obligations	(86)	(79)	7
Dividends paid	(135,338)	(152,177)	(16,838)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(170,310)	(198)	170,112

Net cash provided by (used in) financing activities	(346,865)	(217,000)	129,864

Net increase (decrease) in cash and cash equivalents	22,668	1,279	(21,389)

Cash and cash equivalents at beginning of period	77,341	94,208	16,866

Cash and cash equivalents at end of period	100,010	95,487	(4,523)

Notes:

1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 5, 2010

NTT’s Shares and Shareholders (as of December 31, 2009)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	337	96	8,470	1,131	1,000	998,292	1,009,330	—
Total Shares (Units)	5,305,903	2,226,443	61,983	176,407	3,063,337	6,273	4,881,235	15,721,581	1,962,800
%	33.75	14.16	0.39	1.12	19.48	0.04	31.05	100.00	—

Notes:

1.	“Domestic Individuals, etc.” includes 2,508,985 units of treasury stock, and “Shares Representing Less Than One Unit” includes 74 shares of treasury stock. 250,898,574 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2009 was 250,898,274.
2.	“Other Domestic Corporations” includes 168 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
3.	The number of shareholders who only own shares representing less than one unit is 237,959.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Units	Total
Number of Holders	423	168	946	1,138	26,812	63,729	916,114	1,009,330	—
%	0.04	0.02	0.09	0.11	2.66	6.31	90.76	100.00	—
Total Shares (Units)	13,129,207	118,592	191,289	73,841	410,755	386,437	1,411,460	15,721,581	1,962,800
%	83.51	0.75	1.22	0.47	2.61	2.46	8.98	100.00	—

Notes:

1.	“At Least 1,000 Units” includes 2,508, 985 units of treasury stock, and “Shares Representing Less Than One Unit” includes 74 shares of treasury stock.
2.	“At Least 100 Units” includes 168 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,570	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	56,747	3.61
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,810	2.59
Moxley and Company	33,306	2.12
Japan Trustee Services Bank, Ltd. (Trust Account 9)	17,605	1.12
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	13,562	0.86
NTT Employee Share-Holding Association	12,317	0.78
State Street Bank and Trust Company 505225	10,888	0.69
SSBT OD05 Omnibus Account China Treaty Clients	10,493	0.67
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	9,660	0.61

Total	735,962	46.75

Note: The Company’s holdings of treasury stock (250,898,274 shares) are not included in the above table.

Financial Results for the Nine Months Ended December 31, 2009

February 5, 2010

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30. **** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/3Q Highlights and Forecasts

Operating Income

Reached 948.1 billion yen (decrease of 66.4 billion yen from FY2008/3Q).

Reached 85.4% of FY2009 Forecasts.

FY Revised Forecasts

No change has been made to the revised forecasts for FY2009 (disclosed in Nov.2009).

FY2009 % progress

FY2009/3Q Revised Forecasts compared to

FY2008/3Q (Disclosed in Nov. 2009) FY2009

Change Change Revised

year-on-year [%] year-on-year Forecasts

Operating

Revenues 7,525.7 (208.7) (2.7)% 7,734.3 10,170.0 (246.3) 74.0%

Operating

Expenses 6,577.6 (142.3) (2.1)% 6,719.9 9,060.0 (246.6) 72.6%

Operating 948.1 (66.4) (6.5)% 1,014.5 1,110.0 0.2 85.4%

Income

Net Income 419.0 (125.1) (23.0)% 544.1 460.0 (78.7) 91.1%

Net income for FY2009 and FY2009/3Q represents net income attributable to NTT.

-2- Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/3Q Contributing Factors by Segment

NTT

Operating Revenues [year-on-year : (208.7)]

(Billions of yen)

7,734.3
FY2008/3Q
(99.2)
Regional communications business
(37.6)
Long distance and international communications business
Mobile communications business
(136.4)
Data communications business
+32.6
Other business
(59.9)
Elimination of intersegment/Others
+91.8
7,525.7
FY2009/3Q

Operating Expenses [year-on-year : (142.3)]

6,719.9
FY2008/3Q
(110.4)
Regional communications business
(31.7)
Long distance and international communications business
Mobile communications business
(92.0)
Data communications business
+48.3
Other business
(31.2)
Elimination of intersegment/Others
+74.8
6,577.6
FY2009/3Q

Operating Income [year-on-year : (66.4)]

FY2008/3Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/Others	FY2009/3Q
1,014.5	+11.2	(5.9)	(44.4)	(15.7)	(28.7)	+17.1	948.1

FY2009/2Q (91.9)

−3−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S.GAAP)

FY2009/3Q Contributing Factors by Segment

Mobile communications business: Decrease in Operating Revenues and Operating Income; however, the decrease in Operating Income was smaller compared to FY 2009/2Q year-on-year results.

Regional communications business: Increased in Operating Income.

Long distance and international communications business: Decrease in Operating Revenues and Operating Income.

Operating [year-on-year: (208.7) ]

Revenues (Billions of yen)

Mobile

7,734.3 (99.2) communications Data Elimination of

(37.6) business communications intersegment/Others

Regional business Other business

communications Long international distance and (136.4) +32.6 (59.9) +91.8 7,525.7 business communications

business

FY2008/3Q FY2009/3Q

Operating [year-on-year: (142.3) ]

Expenses Mobile

(110.4) communications Data Elimination of

6,719.9 (31.7) business communications business Other business intersegment/Others

Regional Long distance and (92.0) +48.3 (31.2) +74.8 6,577.6 communications international

business communications

business

FY2008/3Q FY2009/3Q

Operating [year-on-year: (66.4) ] Income

Regional Long distance and Mobile Data Other business Elimination of

FY2008/3Q communications business communications international communications business communications business intersegment/Others FY2009/3Q business

1,014.5 +11.2 (5.9) (44.4) (15.7) (28.7) +17.1 948.1

FY2009/2Q (91.9)

-3- Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2009/3Q
(Billions of yen)
Operating Revenues
(26.1)
(1.8)%
Progress 74.4%
1,451.5
1,425.3
Voice Transmission Services (72.9)
IP Services +61.2
Others (14.4)
FY2008/3Q
FY2009/3Q
Operating Expenses
(35.8)
(2.5)%
Progress 73.5%
1,413.4
1,377.6
Personnel expenses +8.3
Expenses for purchase of goods and services and other expenses (34.8)
Depreciation expenses and loss on disposal of assets (9.3)
FY2008/3Q
FY2009/3Q
Operating Income
Progress 119.5%
38.0
+9.6
+25.5%
47.7
FY2009E
(Billions of yen)
(37.9)
(1.9)%
Same as forecast disclosed in Nov. 2009
1,952.9
1,915.0
Voice Transmission Services (100.2)
IP Services +87.0
Others (24.8)
FY2008
FY2009E
(41.2)
(2.2)%
Same as forecast disclosed in Nov. 2009
1,916.2
1,875.0
Personnel expenses +11.9
Expenses for purchase of goods and services and other expenses (40.5)
Depreciation expenses and loss on disposal of assets (12.7)
FY2008
FY2009E
Same as forecast disclosed in Nov. 2009
36.6
+3.3
+9.0%
40.0

－4－

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2009/3Q FY2009E

(Billions of yen) (Billions of yen)

Operating

Revenues (37.9) Same as forecast

(26.1) (1.9)% in disclosed Nov. 2009

(1.8)%

Progress

74.4% 1,952.9 1,915.0

Voice Transmission Services (100.2)

1,451.5 IP Services +87.0

1,425.3 Others (24.8)

Voice Transmission Services (72.9)

IP Services +61.2

Others (14.4)

FY2008/3Q FY2009/3Q FY2008 FY2009E

Operating Expenses

(41.2) Same as forecast

(2.2)% disclosed

in Nov. 2009

(35.8) Progress

73.5% 1,916.2 Personnel expenses +11.9 1,875.0

1,413.4 (2.5)% Expenses for purchase of goods and

Personnel expenses +8.3 services and other expenses (40.5)

Expenses for purchase of goods 1,377.6 Depreciation expenses and loss and services and other expenses (34.8) on disposal of assets (12.7)

Depreciation expenses and loss

on disposal of assets (9.3)

FY2008/3Q FY2009/3Q FY2008 FY2009E

Operating Income

Progress Same as forecast 119.5% disclosed in Nov. 2009

38.0 +9.6 47.7 36.6 +3.3 40.0

+25.5% +9.0%

-4- Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

FY2009/3Q

(Billions of yen)

FY2009E

(Billions of yen)

Operating Revenues

1,358.9
(44.7)
(3.3)%
Progress
74.4%
1,314.1
Voice Transmission Services (75.5)
IP Services +49.0
Others (18.3)
FY2008/3Q
FY2009/3Q

1,824.3
(57.3)
(3.1)%
Same as forecast disclosed in Nov. 2009
1,767.0
Voice Transmission Services (102.4)
IP Services +67.5
Others (22.3)
FY2008
FY2009E

Operating Expenses

1,816.5
(54.5)
(3.0)%
Same as forecast disclosed in Nov. 2009
1,762.0
Personnel expenses +11.3
Expenses for purchase of goods and services and other expenses (37.7)
Depreciation expenses and loss on disposal of assets (28.2)
FY2008
FY2009E

Operating Income

Progress
524.3%
12.2
+13.9
+113.5%
26.2

Same as forecast disclosed in Nov. 2009
7.7
(2.7)
(35.6)%
5.0

–5–

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2009/3Q FY2009E

(Billions of yen) (Billions of yen)

Operating

Revenues Same as forecast

(57.3) disclosed

(3.1)% in Nov. 2009

(44.7) Progress 1,824.3 1,767.0

74.4%

(3.3)% Voice Transmission Services (102.4)

1,358.9 IP Services +67.5

Others (22.3)

Voice Transmission Services (75.5) 1,314.1

IP Services +49.0

Others (18.3)

FY2008/3Q FY2009/3Q FY2008 FY2009E

Operating Expenses

(58.6) Progress

73.1%

1,346.6 (4.4)%

Personnel expenses +8.3

Expenses for purchase of goods 1,287.9

and services and other expenses (49.1)

Depreciation expenses and loss

on disposal of assets (17.8)

FY2008/3Q FY2009/3Q

Same as forecast

(54.5) disclosed

(3.0)% in Nov. 2009

1,816.5 Personnel expenses +11.3 1,762.0

Expenses for purchase of goods and

services and other expenses (37.7)

Depreciation expenses and loss

on disposal of assets (28.2)

FY2008 FY2009E

Operating

Income Progress

524.3%

12.2 +13.9 26.2

113.5%

Same as forecast

disclosed

in Nov. 2009

7.7 (2.7) 5.0

(35.6)%

-5- Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2009/3Q
(Billions of yen)
Operating Revenues
837.0
(40.5)
(4.8)%
Voice Transmission Services (28.4)
Solution Business (11.7)
Others (0.4)
Progress 73.6%
796.4
FY2008/3Q
FY2009/3Q
Operating Expenses
755.4
(36.8)
(4.9)%
Personnel expenses + 0.1
Expenses for purchase of goods and services and other expenses (33.2)
Depreciation expenses and loss on disposal of assets (3.8)
Progress 72.4%
718.6
FY2008/3Q
FY2009/3Q
Operating Income
81.5
(3.7)
(4.6)%
Progress 86.5%
77.8
FY2009E
(Billions of yen)
1,127.1
(45.1)
(4.0)%
Voice Transmission Services (39.8)
Solution Business (7.0)
Others +1.7
Same as forecast disclosed in Nov. 2009
1,082.0
FY2008
FY2009E
1,026.3
(34.3)
(3.3)%
Personnel expenses +1.0
Expenses for purchase of goods and services and other expenses (34.1)
Depreciation expenses and loss on disposal of assets (1.2)
Same as forecast disclosed in Nov. 2009
992.0
FY2008
FY2009E
100.8
(10.8)
(10.8)%
Same as forecast disclosed in Nov. 2009
90.0

−6−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2009/3Q

(Billions of yen)

Operating

Revenues

(40.5) Progress 73.6%

(4.8)%

837.0 Voice Transmission Services (28.4) 796.4

Solution Business (11.7)

Others (0.4)

FY2008/3Q FY2009/3Q

FY2009E

(Billions of yen)

(45.1) Same as forecast

disclosed

(4.0)% in Nov. 2009

1,127.1 Voice Transmission Services (39.8) 1,082.0

Solution Business (7.0)

Others +1.7

FY2008 FY2009E

Operating Expenses

(36.8) Progress

72.4%

(4.9)%

Personnel expenses + 0.1

755.4 Expenses for purchase of goods 718.6

and services and other expenses (33.2)

Depreciation expenses and loss

on disposal of assets (3.8)

FY2008/3Q FY2009/3Q

(34.3) Same as forecast

disclosed

(3.3)% in Nov. 2009

1,026.3 Personnel expenses +1.0 992.0

Expenses for purchase of goods and

services and other expenses (34.1)

Depreciation expenses and loss

on disposal of assets (1.2)

FY2008 FY2009E

Operating Income

Progress

86.5%

81.5 (3.7) 77.8

(4.6)%

Same as forecast

disclosed

in Nov. 2009

100.8 (10.8) 90.0

(10.8)%

Same as forecast

disclosed

in Nov. 2009

100.8 (10.8) 90.0

(10.8)%

-6- Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

NTT

FY2009/3Q
(Billions of yen)
FY2009E
(Billions of yen)
Operating Revenues
774.7
+21.9
+2.8%
Progress
69.9%
796.6
FY2008/3Q
FY2009/3Q
1,139.0
+0.9
+0.1%
Decreased 30.0
from initial forecasts
1,140.0
FY2008
FY2009E
Operating Expenses
706.3
+40.0
+5.7%
Progress
70.1%
746.4
FY2008/3Q
FY2009/3Q
1,040.5
+24.4
+2.4%
Decreased 15.0
from initial forecasts
1,065.0
FY2008
FY2009E
Operating Income
68.3
(18.1)
(26.6)%
Progress
66.9%
50.1
98.5
(23.5)
(23.9)%
Decreased 15.0
from initial forecasts
75.0

−7−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2009/3Q

(Billions of yen)

Operating

Revenues

Progress

69.9?

+21.9

+2.8%

774.7 796.6

FY2008/3Q FY2009/3Q

Operating

Expenses

Progress

70.1%

+40.0

+5.7%

706.3 746.4

FY2008/3Q FY2009/3Q

FY2009E

(Billions of yen)

(Billions of yen)

Decreased 30.0

+0.9	from initial forecasts

+0.1%

1,139.0	1,140.0
FY2008	FY2009E

Decreased 15.0

from initial forecasts

+24.4

+2.4%

1,040.5	1,065.0

FY2008 FY2009E

Operating

Income Progress

66.9%

68.3(18.1) 50.1

(26.6)%

Decreased 15.0

from initial forecasts

98.5(23.5) 75.0

(23.9)%

- 7 - Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

NTT

FY2009/3Q
(Billions of yen)
FY2009E
(Billions of yen)
Operating Revenues
3,378.8
(136.4)
(4.0)%
Progress 75.8%
3,242.4
FY2008/3Q
FY2009/3Q
4,448.0
(172.0)
(3.9)%
Same as forecast disclosed in Oct. 2009
4,276.0
FY2008
FY2009E
Operating Expenses
2,632.0
(92.3)
(3.5)%
Progress 73.7%
2,539.7
FY2008/3Q
FY2009/3Q
3,617.0
(171.0)
(4.7)%
Same as forecast disclosed in Oct. 2009
3,446.0
FY2008
FY2009E
Operating Income
746.8
(44.1)
(5.9)%
Progress 84.7%
702.7
831.0
(1.0)
(0.1)%
Same as forecast disclosed in Oct. 2009
830.0

−8−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2009/3Q FY2009E

(Billions of yen)(Billions of yen)

Operating Same as forecast

Revenues(172.0) disclosed

in Oct. 2009

(3.9)%

(136.4)	Progress 4,448.0 4,276.0

3,378.8(4.0)% 75.8%

3,242.4

FY2008/3Q FY2009/3Q FY2008 FY2009E

Operating

Expenses

Same as forecast

(171.0)	disclosed

in Oct. 2009

(4.7)%

(92.3)	Progress

73.7%

2,632.0(3.5)% 3,617.0 3,446.0

2,539.7

FY2008/3Q FY2009/3Q FY2008 FY2009E

Operating

Income Progress Same as forecast

84.7?	disclosed

in Oct. 2009

746.8(44.1) (5.9)% 702.7 831.0(0.1) (1.0) % 830.0

-8 - Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen)

FY2008/3Q

+6.5

+60.9

947.1

1,014.5

NTT (Holding Company): 3.6

NTT URBAN DEVELOPMENT (Consolidated): 26.2 NTT COMWARE: 10.7 NTT FINANCE (Consolidated): (3.6) Outsourcing companies (East): 4.2 Outsourcing companies (West): (3.8) Other companies: 23.5

Pension (actuarial difference, etc.): +17.5 Depreciation of engineering facilities: (10.7) Adjustments between operating and non-operating items, including eliminations, etc.

FY2009/3Q

+36.7

+6.7

904.7

948.1

NTT (Holding Company): 6.0

NTT URBAN DEVELOPMENT (Consolidated): 11.9 NTT COMWARE: 6.2 NTT FINANCE (Consolidated): (0.1) Outsourcing companies (East): 4.6 Outsourcing companies (West): 0.9 Other companies: 7.0

Pension (actuarial difference, etc): +18.0 Depreciation of engineering facilities: (33.0) Adjustments between operating and non-operating items, including eliminations, etc.

Sum of operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company)) (JPN GAAP)

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

- 9 - Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

<FY2009/3Q>

Cash Flows from operating activities : increase year-on-year by 8.3% (+126.8 billion yen) decrease in trade accounts receivable resulting from increased collection of installment loans for mobile handsets (+158.9 billion yen) Cash Flows from investing activities : outlays decrease year-on-year by 0.7% (+10.9 billion yen) decrease in payments for purchase of property, plant and equipment (+123.3 billion yen) increase in payments for short-term investment ((80.6) billion yen) Cash Flows from financing activities: outlays increase year-on-year by 133.2% ((227.0) billion yen) decrease in capital procurement, increase in payments for settlement of debt ((327.9) billion yen) decrease in payments for acquisition of treasury stock in FY2008/3Q (+170.1 billion yen)

Cash Flows from operating activities (A)

Cash Flows from investing activities (B)

(A) + (B)

Cash Flows from financing activities

(Billions of yen)

2,500

2,000 1,525.2 1,652.0

1,500

1,000

500

19.7

0

(500)(118.0)(170.4)

(397.5)

(1,000)

(1,500)

(2,000)(1,643.2)(1,632.3) FY2008/3QFY2009/3Q

(2,500)

-10 - Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%
80%
60%
40%
20%
0%
Solution & New Business etc.
IP business
Legacy business
26%
26%
48%
52%
29%
29%
42%
58%
28%
32%
40%
60%
32%
36%
32%
68%
IP, solution & new business account for two-thirds
35%
40%
25%
75%
IP, solution & new business account for three-quarters
FY2007
FY2008
FY2009/3Q
FY2010E
FY2012E

—11—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%

80%

60%

40%

20%

0%

Solution & New Business etc.

26%

52%

IP business

26%

Legacy business

48%

FY2007

29%

58%

29%

42%

FY2008

28%

60%

32%

40%

FY2009/3Q

32%

68%

36%

32%

FY2010E

IP, solution & new business account for two-thirds

35%

75%

40%

25%

FY2012E

IP, solution & new business account for three-quarters

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

18,000 15,000 12,000 9,000 6,000 3,000 0

FLET’S ADSL FLET’S Hikari

Optical IP Telephone (“Hikari Denwa”)

14,027

4,486

9,541

6,368

2008.6

14,431

4,335

10,096

6,914

2008.9

14,813

4,177

10,636

7,458

2008.12

15,126

3,992

11,134

8,011

2009.3

15,627

3,834

11,793

8,571

2009.6

15,973

3,695

12,278

9,078

2009.9

16,325

3,546

12,779

9,604

2009.12

17,108

3,474

13,634

10,311

2010.3 E

*1

Video service 238 285 426 630 783 922 1,040 1,400

Changes from the preceding quarter

(Thousands)

FY2008 FY2009 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 FY2009 E

*2

FLET’S Hikari 763 556 539 499 659 485 501 1,645 2,500

Number of *3 1,025 806 807 877 1,008 804 844 2,656 3,880

opened connections

FLET’S ADSL (170) (151) (157) (185) (157) (139) (149) (446) (518)

Optical IP Telephone *4 643 546 544 553 561 507 526 1,594 2,300

(Hikari Denwa)

*1. Number of Video service includes HIKARI TV and FLET’S TV.

*2. Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

*3. Number of opened connections excludes openings due to relocations.

*4. Number of Optical IP Telephone Services is calculated by number of thousand channels.

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET'S Hikari

NTT

NTT East

Optional service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5, 450
1,260
4,190
5, 570
1,290
4,280
5, 620
1,340
4,280
5, 650
1,360
4,290
5, 640
1,400
4,240
5, 730
1,440
4,290
5, 780
1,480
4,300
5, 580
1,320
4,260
5, 720
1,430
4,290
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
10-12
FY2008
FY2009E

NTT West

(Yen)
6,000
4,000
2,000
0
5, 550
1,280
4,270
5, 600
1,320
4,280
5, 640
1,350
4,290
5, 660
1,360
4,300
5, 680
1,400
4,280
5, 780
1,440
4,340
5, 820
1,490
4,330
5, 620
1,330
4,290
5, 770
1,440
4,330
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
10-12
FY2008
FY2009E

—13—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

Optional service Basic Monthly Charge

(Yen)

6,000

4,000

2,000

0

5,450 5,570 5,620 5,650 5,640 5,730 5,780 5,580 5,720

1,260 1,290 1,340 1,360 1,400 1,440 1,480 1,320 1,430

4,190 4,280 4,280 4,290 4,240 4,290 4,300 4,260 4,290

FY2008 FY2009

FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

NTT West

(Yen)

6,000

4,000

2,000

0

5,550 5,600 5,640 5,660 5,680 5,780 5,820 5,620 5,770

1,280 1,320 1,350 1,360 1,4001,440 1,490 1,330 1,440

4,270 4,280 4,290 4,300 4,340 4,280 4,330 4,290 4,330

FY2008 FY2009

FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Commencing in the fiscal year ending March 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service” option, which are part of their operating revenues from supplementary business.

Please see page 22 regarding the calculation of ARPU.

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

(Thousands)
60,000
40,000
20,000
0
ISDN
Telephone Subscriber Lines
45,026
6,243
38,783
44,098
6,079
38,019
43,184
5,914
37,270
42,085
5,724
36,361
41,094
5,545
35,549
40,194
5,386
34,807
39,307
5,241
34,066
38,275
5,122
33,153
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2009.12
FY2009E

Change from the preceding quarter

(Thousands)

	FY2008				FY2009			FY2009	FY2009E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12	4-12	
Telephone Subscriber Lines *1	(837)	(764)	(749)	(909)	(812)	(741)	(741)	(2,295)	(3,208)
ISDN *2	(171)	(164)	(165)	(190)	(179)	(159)	(146)	(484)	(602)
Total	(1,008)	(928)	(914)	(1,099)	(991)	(900)	(887)	(2,778)	(3,810)

–14–

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

(Thousands)

ISDN

Telephone Subscriber Lines

60,000 40,000 20,000 0

45,026

6,243

38,783

2008.6

44,098

6,079

38,019

2008.9

43,184

5,914

37,270

2008.12

42,085

5,724

36,361

2009.3

41,094

5,545

35,549

2009.6

40,194

5,386

34,807

2009.9

39,307

5,241

34,066

2009.12

38,275

5,122

33,153

FY2009E

Change from the preceding quarter

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12

Telephone *1

Subscriber Lines (837) (764) (749) (909) (812) (741) (741)

*2

ISDN (171) (164) (165) (190) (179) (159) (146)

Total (1,008) (928) (914) (1,099) (991) (900) (887)

FY2009

4-12

(2,295) (484) (2,778)

(Thousands)

FY2009E

(3,208) (602) (3,810)

*1. Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one

INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-line Telephone Services

(Yen)

3,200 3,100 3,000 2,900 2,800

NTT East NTT West

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 FY2008 FY2009E

Aggregate Fixed- East 3,060 3,050 3,050 3,010 3,000 2,990 2,990 3,050 2,990

line (Telephone

Subscriber Lines

+ ISDN) * West 2,920 2,920 2,910 2,870 2,850 2,860 2,860 2,900 2,840

* Aggregate Fixed-line ARPU (Telephone Subscriber Lines + ISDN) is the weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU. Please see page 22 regarding the calculation of ARPU.

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

NTT

Number of subscribers

(Thousands)
Mobile total
FOMA **
% of FOMA subscribers
60,000
50,000
40,000
30,000
20,000
10,000
0
53,629
45,200
84.3%
53,937
46,444
86.1%
54,155
47,494
87.7%
54,601
49,040
89.8%
54,864
50,246
91.6%
55,186
51,258
92.9%
55,436
52,045
93.9%
55,800
53,030
95.0%
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2009.12
2010.3E

Change from the preceding quarter

(Thousands)

** Partial listing only

—16—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

Mobile total FOMA **

% of FOMA subscribers

(Thousands)

60,000 50,000 40,000 30,000 20,000 10,000 0

54,601 54,864 55,186 55,436 53,629 53,937 54,155 52,045 50,246 51,258 49,040 47,494 46,444 45,200

91.6% 92.9% 93.9%

87.7% 89.8%

86.1%

84.3%

55,800 53,030

95.0%

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2009.12

2010.3E

Change from the preceding quarter

(Thousands)

FY2008 FY2009 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 FY2009E

Mobile total * 241 308 218 446 263 322 250 835 1,200

FOMA** 1,251 1,244 1,050 1,546 1,206 1,012 787 3,005 3,990

*The	number of communication module service subscribers is included in total mobile phone subscribers.

** Partial listing only

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services (FOMA + mova)

(Yen)

,000 6,500 6,000 5,500 5,000 4,500 4,000 3,500 3,000 2,500 2,000

FOMA + mova FOMA mova

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 FY2008 FY2009 E

FOMA + 5,890 5,860 5,730 5,390 5,440 5,420 5,470 5,710 5,300

mova

FOMA 6,260 6,180 6,000 5,610 5,610 5,560 5,600 6,010 5,420

mova 3,890 3,820 3,730 3,490 3,550 3,500 3,460 3,750 3,440

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 22 regarding the calculation of ARPU.

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

(Billions of yen)

Operating Revenues [year-on-year : (208.7)]

7,734.3
FY2008/3Q
Voice related services revenues
(288.2)
Fixed voice
Mobile voice
Fixed voice : (180.1)
Mobile voice : (108.1)
SI revenues and sales of telecommunications equipment
(53.9)
SI
Telecommunications equipment
SI : +37.1
Telecommunications equipment (Fixed-line) : (7.1)
Telecommunications equipment (Mobile) : (84.0)
IP/packet communications services revenues
+166.2
Fixed IP/packet
Mobile IP/packet
Fixed IP/packet : +107.0
Mobile IP/packet : +59.2
Other revenues
(32.7)
7,525.7
FY2009/3Q

Operating Expenses [year-on-year : (142.3)]

−18−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

FY2009/3Q Details of Financial Results (Per Item)

Operating

[ year-on-year?(208.7)] Revenues

(Billions of yen)

7,734.3

FY2008/3Q

Voice related services revenues

(288.2)

Fixed voice

Mobile voice

Fixed voice :: (180.1) .1) Mobile voice :: (108.1) .1)

SI revenues and sales of telecommunications equipment

?53.9?

Telecommunications SI equipment

SI SI :: +37.1 .1 Telecommunications equipment (Fixed (Fixed—line) line) :: (7.1) (7.1) Telecommunications equipment (Mobile) :: (84.0) (84.0)

IP/packet communications services revenues

+166.2

Fixed IP/packet

Mobile IP/packet

Fixed IP/packet :: +107.0 .0 Mobile IP/packet :: +59.2 .2

Other revenues

(32.7)

7,525.7

FY2009/3Q

Operating

[year-on-year?(142.3) ] Expenses

6,719.9

FY2008/3Q

(74.7)

Expenses for purchase of goods and services and other expenses

(100.5)

Depreciation expenses and loss on disposal of assets

+34.5

Personnel expenses

(1.6)

Other expenses

6,577.6

FY2009/3Q

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2009

(Billions of yen)

December 31, 2009

18,796.4

Assets

18,796.4

Depreciable Assets (property, plant and equipment)

8,784.6

Deferred Tax Assets (non-current) 871.3

Liabilities

9,650.8

Interest-Bearing Debt 4,899.3

Liability for Employees’ Retirement Benefits 1,639.8

Equity

9,145.6

Treasury Stock (1,205.6)

18,615.3

Assets

18,615.3 [(181.1)]

Depreciable Assets (property, plant and equipment)

8,595.9 [(188.7)]

Deferred Tax Assets (non-current) 909.1 [+37.8]

Liabilities

9,108.4 [(542.3)] Interest-Bearing Debt 4,723.1 [(176.2)] Liability for Employees’ Retirement Benefits 1,671.7 [+31.9]

Equity

9,506.9 [+361.3] Treasury Stock (1,205.8) [(0.2)]

*Equity includes noncontrolling interest (minority interest).

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,236.9

1,593.5

95.4 679.3

37.8

101.3

63.8 318.8

296.7

FY2006/3Q

FY2006

2,128.9

1,383.3

127.4

488.2

33.8

116.7 54.5

252.8

309.6

FY2007/3Q

FY2007

2,145.1

1,491.8

164.2

500.5

26.2

127.4

72.0 258.6

342.5

FY2008/3Q

FY2008

2,020.0

1,354.9

91.7

484.5

20.2

116.1 66.7

259.8

315.5

FY2009/3Q FY2009E

Other

NTT DOCOMO (Consolidated) NTT DATA (Consolidated) NTT (Holding Company) NTT Communications NTT West NTT East

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2009/3Q

(Billions of yen)

NTT *1 NTT NTT

NTT East NTT West NTT DATA NTT DOCOMO

FY 2009/3Q Consolidated (Holding Company) Communications

Non-Consolidate d Non-Consolidate d Non-Consolidate d Non-Consolidate d Consolidate d Consolidate d

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 7,525.7 335.2 1,425.3 1,314.1 796.4 796.6 3,242.4

Change year-on-year (208.7) 14.4 (26.1) (44.7) (40.5) 21.9 (136.4)

(% change) (2.7)% 4.5% (1.8)% (3.3)% (4.8)% 2.8% (4.0)%

Forecasts for FY2009 10,170.0 379.0 1,915.0 1,767.0 1,082.0 1,140.0 4,276.0

(% progress) 74.0% 88.4% 74.4% 74.4% 73.6% 69.9% 75.8%

Operating Expenses 6,577.6 111.3 1,377.6 1,287.9 718.6 746.4 2,539.7

Change year-on-year (142.3) (6.6) (35.8) (58.6) (36.8) 40.0 (92.3)

(% change) (2.1)% (5.6)% (2.5)% (4.4)% (4.9)% 5.7% (3.5)%

Forecasts for FY2009 9,060.0 166.0 1,875.0 1,762.0 992.0 1,065.0 3,446.0

(% progress) 72.6% 67.1% 73.5% 73.1% 72.4% 70.1% 73.7%

Operating Income 948.1 223.8 47.7 26.2 77.8 50.1 702.7

Change year-on-year (66.4) 21.1 9.6 13.9 (3.7) (18.1) (44.1)

(% change) (6.5)% 10.4% 25.5% 113.5% (4.6)% (26.6)% (5.9)%

Forecasts for FY2009 1,110.0 213.0 40.0 5.0 90.0 75.0 830.0

(% progress) 85.4% 105.1% 119.5% 524.3% 86.5% 66.9% 84.7%

Income Before *2

Income Taxes 941.9 224.6 63.0 35.9 88.5 45.2 701.7

Change year-on-year (103.0) 19.6 (3.2) 13.5 (5.9) (22.0) (7.7)

(% change) (9.9)% 9.6% (4.9)% 60.5% (6.3)% (32.8)% (1.1)%

Forecasts for FY2009 1,080.0 216.0 60.0 10.0 95.0 70.0 825.0

(% progress) 87.2% 104.0% 105.0% 359.6% 93.2% 64.6% 85.1%

Net Income 419.0 *3 221.8 45.9 28.8 52.4 21.8 419.3 *4

Change year-on-year (125.1) 18.9 (27.0) 12.4 (21.1) (14.2) (18.4)

(% change) (23.0)% 9.3% (37.0)% 75.5% (28.8)% (39.5)% (4.2)%

Forecasts for FY2009 460.0 216.0 42.0 7.0 56.0 34.5 493.0

(% progress) 91.1% 102.7% 109.3% 412.6% 93.7% 63.3% 85.1%

*1. The number of consolidated subsidiaries is 530 and the number of companies accounted for under the equity method is 88.

*2. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. *3. “Net Income” for NTT Consolidated represents “Net income attributable to NTT”.

*4. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO”.

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’ S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL. INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and device connection charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West. -Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service. Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen, 20 yen and 30 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, the nine months ended Dec. 31, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.4% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed, respectively, 50 yen, 60 yen, 80 yen, 60 yen and 70 yen, to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, the nine months ended Dec. 31, 2009 and the forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.9%, 1.0%, 1.4%, 1.0% and 1.2% of NTT East’s total FLET’S Hikari ARPU for the same period). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, for the nine months ended Dec. 31, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.0%, 0.0%, 0.0%, 0.0%, 0.0% and 0.0% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 10 yen, 30 yen, 10 yen, and 30 yen, to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, the nine months ended Dec. 31, 2009 and the forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.0%, 0.2%, 0.5%, 0.2% and 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

4 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS- NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6	We compute ARPU for our mobile business using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA and mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our conventional mova services.

7	We show ARPU for our i-mode using two aggregate measures.

-i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated. -ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY forecast: Sum of the sum of actual number of active subscribers** for each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec. -FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

11 Forecasts for the year ending March 31, 2010 have not changed from those announced in the financial results for the six months ended September 30, 2009. **active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

February 5, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2009

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2009 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu and Mr. Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	December 31, 2009	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	525,363	542,292	16,929
Antenna facilities	6,507	6,189	(317)
Terminal equipment	90,041	85,313	(4,728)
Local line facilities	774,171	788,507	14,336
Long-distance line facilities	5,863	4,948	(915)
Engineering facilities	645,278	636,420	(8,857)
Submarine line facilities	2,117	1,818	(298)
Buildings	513,715	491,519	(22,195)
Construction in progress	27,243	27,638	395
Other	256,207	246,874	(9,332)
Total property, plant and equipment	2,846,508	2,831,523	(14,984)
Intangible fixed assets	99,629	97,458	(2,170)
Total fixed assets - telecommunications businesses	2,946,137	2,928,982	(17,155)
Investments and other assets
Other investments and assets	285,401	286,639	1,237
Allowance for doubtful accounts	(1,619)	(1,451)	167
Total investments and other assets	283,782	285,187	1,404
Total fixed assets	3,229,920	3,214,169	(15,750)

Current assets:
Cash and bank deposits	130,023	53,163	(76,859)
Notes receivable	5	25	20
Accounts receivable, trade	296,624	315,914	19,290
Supplies	37,414	41,352	3,938
Other current assets	38,836	73,702	34,865
Allowance for doubtful accounts	(2,360)	(2,542)	(182)
Total current assets	500,543	481,615	(18,927)

TOTAL ASSETS	3,730,463	3,695,785	(34,677)

	(Millions of yen)
	March 31, 2009	December 31, 2009	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	649,338	813,673	164,334
Liability for employees’ retirement benefits	285,469	291,234	5,765
Reserve for unused telephone cards	13,028	10,892	(2,136)
Other long-term liabilities	11,909	12,967	1,058
Total long-term liabilities	959,745	1,128,767	169,022

Current liabilities:
Current portion of long-term borrowings from parent company	105,809	40,595	(65,214)
Accounts payable, trade	82,509	61,175	(21,333)
Short-term borrowings	65,000	5,000	(60,000)
Accrued taxes on income	2,253	9,846 *	7,593
Other current liabilities	421,010	343,880	(77,129)
Total current liabilities	676,582	460,498	(216,084)

TOTAL LIABILITIES	1,636,327	1,589,265	(47,062)

NET ASSETS

Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	259,456	271,870	12,414
Total shareholders’ equity	2,094,182	2,106,597	12,414
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(47)	(77)	(29)
Total unrealized gains (losses), translation adjustments, and others	(47)	(77)	(29)

TOTAL NET ASSETS	2,094,135	2,106,519	12,384

TOTAL LIABILITIES AND NET ASSETS	3,730,463	3,695,785	(34,677)

Note:

* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008		Nine months ended December 31, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	1,369,070		1,340,713		(28,357)	1,825,790
Operating expenses	1,332,958		1,294,895		(38,063)	1,789,250
Operating income from telecommunications businesses	36,111		45,818		9,706	36,540
Supplementary businesses:
Operating revenues	82,451		84,681		2,229	127,201
Operating expenses	80,481		82,718		2,236	127,043
Operating income from supplementary businesses	1,970		1,962		(7)	157
Operating income	38,081		47,780		9,699	36,697
Non-operating revenues:
Interest income	22		26		4	26
Dividends received	12,227		3,811		(8,416)	12,229
Lease and rental income	40,885		37,748		(3,137)	52,774
Miscellaneous income	3,476		2,235		(1,240)	4,227
Total non-operating revenues	56,612		43,821		(12,790)	69,257
Non-operating expenses:
Interest expenses	9,448		8,620		(827)	12,375
Lease and rental expenses	17,644		15,857		(1,786)	23,580
Miscellaneous expenses	1,337		4,104		2,766	4,615
Total non-operating expenses	28,430		28,583		152	40,571
Recurring profit	66,263		63,019		(3,244)	65,383
Special profits	51,350		9,836		(41,514)	57,595
Income before income taxes	117,614		72,855		(44,758)	122,978
Income taxes	44,689	*	26,941	*	(17,747)	45,425
Net income	72,925		45,914		(27,010)	77,552

Note:

* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2009.

	(Millions of yen)
	Three months ended December 31, 2008		Three months ended December 31, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	457,486		448,613		(8,872)
Operating expenses	441,409		434,626		(6,783)
Operating income from telecommunications businesses	16,076		13,987		(2,089)
Supplementary businesses:
Operating revenues	28,072		30,410		2,337
Operating expenses	26,664		28,868		2,203
Operating income from supplementary businesses	1,407		1,541		133
Operating income	17,484		15,528		(1,955)
Non-operating revenues:
Interest income	6		10		3
Dividends received	15		15		0
Lease and rental income	13,233		12,286		(947)
Miscellaneous income	1,388		767		(621)
Total non-operating revenues	14,644		13,079		(1,565)
Non-operating expenses:
Interest expenses	3,156		2,895		(260)
Lease and rental expenses	6,644		5,179		(1,464)
Miscellaneous expenses	392		1,779		1,386
Total non-operating expenses	10,193		9,855		(337)
Recurring profit	21,936		18,753		(3,183)
Special profits	27,116		586		(26,530)
Income before income taxes	49,052		19,339		(29,713)
Income taxes	20,228	*	7,402	*	(12,826)
Net income	28,824		11,937		(16,887)

Note:

* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	694,672	621,717	(72,955)	(10.5)	911,264
Monthly charge revenues*	470,114	427,269	(42,845)	(9.1)	619,821
Call rates revenues*	77,952	64,789	(13,162)	(16.9)	100,801
Interconnection call revenues*	91,319	77,452	(13,867)	(15.2)	118,078
IP services revenues	415,103	476,342	61,238	14.8	563,908
Leased circuit services revenues (excluding IP services revenues)	128,503	116,973	(11,530)	(9.0)	169,392
Telegram services revenues	16,664	15,459	(1,204)	(7.2)	22,216
Other telecommunications services revenues	114,125	110,220	(3,905)	(3.4)	159,008

Telecommunications total revenues	1,369,070	1,340,713	(28,357)	(2.1)	1,825,790

Supplementary business total revenues	82,451	84,681	2,229	2.7	127,201

Total operating revenues	1,451,522	1,425,394	(26,127)	(1.8)	1,952,991

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	225,944	202,681	(23,262)	(10.3)
Monthly charge revenues*	154,060	139,576	(14,483)	(9.4)
Call rates revenues*	24,877	20,946	(3,930)	(15.8)
Interconnection call revenues*	29,321	25,417	(3,904)	(13.3)
IP services revenues	143,986	163,791	19,804	13.8
Leased circuit services revenues (excluding IP services revenues)	41,733	38,275	(3,457)	(8.3)
Telegram services revenues	5,647	5,370	(277)	(4.9)
Other telecommunications services revenues	40,174	38,494	(1,679)	(4.2)

Telecommunications total revenues	457,486	448,613	(8,872)	(1.9)

Supplementary business total revenues	28,072	30,410	2,337	8.3

Total operating revenues	485,559	479,023	(6,535)	(1.3)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	117,614	72,855	(44,758)	122,978
Depreciation and amortization	321,754	309,892	(11,862)	425,634
Loss on disposal of property, plant and equipment	13,160	14,942	1,781	20,989
Gains on sales of fixed assets	(51,350)	(9,836)	41,514	(57,595)
Increase (decrease) in liability for employees’ retirement benefits	(4,966)	5,765	10,731	(33,468)
(Increase) decrease in accounts receivable	(17,374)	(17,570)	(195)	11,531
(Increase) decrease in inventories	(7,987)	(3,938)	4,048	(1,916)
Increase (decrease) in accounts payable and accrued expenses	(102,203)	(73,283)	28,920	(44,855)
Increase (decrease) in accrued consumption tax	1,205	2,994	1,788	174
Other	7,204	30,081	22,876	17,948

Sub-total	277,055	331,902	54,846	461,421
Interest and dividends received	12,251	3,837	(8,413)	12,255
Interest paid	(8,953)	(8,232)	720	(12,523)
Income taxes received (paid)	(15,337)	(25,041)	(9,704)	(15,401)

Net cash provided by (used in) operating activities	265,016	302,466	37,449	445,752

Cash flows from investing activities:
Payments for property, plant and equipment	(365,002)	(329,607)	35,394	(478,356)
Proceeds from sale of property, plant and equipment	68,336	12,572	(55,764)	74,701
Payments for purchase of investment securities	(11,291)	(2,215)	9,076	(11,954)
Proceeds from sale of investment securities	516	321	(194)	526
Other	(711)	470	1,182	1,816

Net cash provided by (used in) investing activities	(308,153)	(318,458)	(10,305)	(413,266)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,000	200,000	100,000	150,000
Payments for settlement of long-term debt	(116,098)	(100,879)	15,219	(162,419)
Net increase (decrease) in short-term borrowings	36,962	(109,992)	(146,955)	11,992
Payments for settlement of lease obligations	(451)	(358)	93	(790)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(13,087)	(44,730)	(31,642)	(34,717)

Net increase (decrease) in cash and cash equivalents	(56,224)	(60,722)	(4,498)	(2,232)
Cash and cash equivalents at beginning of period	134,903	132,671	(2,232)	134,903

Cash and cash equivalents at end of period	78,679	71,948	(6,730)	132,671

February 5, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2009

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2009 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Tetsuya Nokura

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	December 31, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	517,663	517,367	(296)
Antenna facilities	9,694	8,988	(706)
Terminal equipment	21,058	20,547	(511)
Local line facilities	825,484	814,012	(11,471)
Long-distance line facilities	4,219	3,552	(666)
Engineering facilities	590,253	584,497	(5,756)
Submarine line facilities	3,306	2,516	(789)
Buildings	464,127	441,516	(22,610)
Construction in progress	28,254	33,104	4,849
Other	243,174	236,256	(6,917)
Total property, plant and equipment	2,707,237	2,662,361	(44,875)
Intangible fixed assets	95,976	91,234	(4,742)
Total fixed assets - telecommunications businesses	2,803,213	2,753,595	(49,618)
Investments and other assets
Other investments and assets	211,003	210,560	(443)
Allowance for doubtful accounts	(566)	(576)	(9)
Total investments and other assets	210,436	209,984	(452)
Total fixed assets	3,013,650	2,963,579	(50,070)

Current assets:
Cash and bank deposits	105,019	71,785	(33,233)
Notes receivable	39	287	248
Accounts receivable, trade	282,192	295,343	13,151
Supplies	27,912	27,000	(912)
Other current assets	47,718	71,422	23,704
Allowance for doubtful accounts	(2,130)	(2,266)	(135)
Total current assets	460,751	463,573	2,822

TOTAL ASSETS	3,474,401	3,427,153	(47,248)

	(Millions of yen)
	March 31, 2009	December 31, 2009	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	977,698	1,041,294	63,595
Liability for employees’ retirement benefits	304,696	308,183	3,487
Reserve for unused telephone cards	12,320	10,299	(2,020)
Other long-term liabilities	26,586	23,301	(3,284)
Total long-term liabilities	1,321,302	1,383,080	61,778
Current liabilities:
Current portion of long-term borrowings from parent company	158,333	81,170	(77,162)
Accounts payable, trade	78,940	50,158	(28,781)
Short-term borrowings	25,000	—	(25,000)
Accrued taxes on income	899	358 *	(541)
Allowance for losses on construction contracts	171	—	(171)
Other current liabilities	393,599	400,767	7,167
Total current liabilities	656,944	532,454	(124,489)

TOTAL LIABILITIES	1,978,246	1,915,534	(62,711)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	13,689	29,565	15,876
Total shareholders’ equity	1,495,743	1,511,619	15,876
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	411	(1)	(413)
Total unrealized gains (losses), translation adjustments, and others	411	(1)	(413)

TOTAL NET ASSETS	1,496,155	1,511,618	15,462

TOTAL LIABILITIES AND NET ASSETS	3,474,401	3,427,153	(47,248)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008		Nine months ended December 31, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	1,255,972		1,217,695		(38,277)	1,670,002
Operating expenses	1,240,746		1,188,073		(52,673)	1,658,299
Operating income from telecommunications businesses	15,226		29,622		14,395	11,703
Supplementary businesses:
Operating revenues	102,928		96,489		(6,438)	154,318
Operating expenses	105,873		99,896		(5,976)	158,254
Operating losses from supplementary businesses	(2,945)		(3,406)		(461)	(3,935)
Operating income	12,281		26,215		13,934	7,767

Non-operating revenues:
Interest income	12		6		(5)	14
Dividends received	3,431		1,433		(1,997)	3,431
Lease and rental income	32,847		31,078		(1,768)	43,268
Miscellaneous income	3,585		3,626		41	5,429
Total non-operating revenues	39,876		36,145		(3,730)	52,143

Non-operating expenses:
Interest expenses	14,982		13,131		(1,850)	19,540
Lease and rental expenses	12,474		10,994		(1,480)	16,378
Miscellaneous expenses	2,293		2,270		(22)	4,474
Total non-operating expenses	29,750		26,396		(3,353)	40,393

Recurring profit	22,407		35,964		13,557	19,518

Income before income taxes	22,407		35,964		13,557	19,518
Income taxes	5,953	*	7,083	*	1,130	4,077
Net income	16,453		28,880		12,426	15,440

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2009.

	(Millions of yen)
	Three months ended December 31, 2008		Three months ended December 31, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	418,375		405,601		(12,774)
Operating expenses	411,322		395,304		(16,018)
Operating income from telecommunications businesses	7,052		10,296		3,243
Supplementary businesses:
Operating revenues	32,403		32,366		(37)
Operating expenses	33,759		34,137		377
Operating losses from supplementary businesses	(1,355)		(1,770)		(414)
Operating income	5,697		8,525		2,828

Non-operating revenues:
Interest income	3		2		(1)
Dividends received	32		9		(22)
Lease and rental income	10,957		10,302		(655)
Miscellaneous income	1,155		1,308		152
Total non-operating revenues	12,148		11,622		(526)

Non-operating expenses:
Interest expenses	4,695		4,417		(277)
Lease and rental expenses	4,180		3,658		(521)
Miscellaneous expenses	778		853		75
Total non-operating expenses	9,654		8,930		(724)

Recurring profit	8,191		11,217		3,026

Income before income taxes	8,191		11,217		3,026
Income taxes	2,527	*	2,384	*	(142)
Net income	5,663		8,833		3,169

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	683,133	607,624	(75,509)	(11.1)	896,413
Monthly charge revenues*	459,424	417,796	(41,628)	(9.1)	605,622
Call rates revenues*	71,637	57,902	(13,735)	(19.2)	92,294
Interconnection call revenues*	100,942	84,588	(16,354)	(16.2)	130,658
IP services revenues	339,443	388,543	49,099	14.5	460,441
Leased circuit services revenues (excluding IP services revenues)	112,756	105,485	(7,270)	(6.4)	149,122
Telegram services revenues	19,237	18,037	(1,199)	(6.2)	25,797
Other telecommunications services revenues	101,402	98,005	(3,396)	(3.3)	138,227

Telecommunications total revenues	1,255,972	1,217,695	(38,277)	(3.0)	1,670,002

Supplementary business total revenues	102,928	96,489	(6,438)	(6.3)	154,318

Total operating revenues	1,358,900	1,314,184	(44,715)	(3.3)	1,824,321

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	222,194	198,090	(24,103)	(10.8)
Monthly charge revenues*	150,393	136,682	(13,710)	(9.1)
Call rates revenues*	22,689	18,576	(4,112)	(18.1)
Interconnection call revenues*	32,599	27,677	(4,922)	(15.1)
IP services revenues	117,478	133,520	16,042	13.7
Leased circuit services revenues (excluding IP services revenues)	37,445	34,888	(2,556)	(6.8)
Telegram services revenues	6,815	6,327	(487)	(7.2)
Other telecommunications services revenues	34,441	32,772	(1,668)	(4.8)

Telecommunications total revenues	418,375	405,601	(12,774)	(3.1)

Supplementary business total revenues	32,403	32,366	(37)	(0.1)

Total operating revenues	450,779	437,967	(12,811)	(2.8)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	22,407	35,964	13,557	19,518
Depreciation and amortization	314,571	298,006	(16,565)	412,834
Loss on disposal of property, plant and equipment	12,494	11,590	(904)	18,971
Increase (decrease) in liability for employees’ retirement benefits	(9,088)	3,487	12,575	(36,480)
(Increase) decrease in accounts receivable	(18,412)	(14,485)	3,926	11,296
(Increase) decrease in inventories	(4,016)	912	4,929	(2,150)
Increase (decrease) in accounts payable and accrued expenses	(92,763)	(96,691)	(3,928)	(22,796)
Increase (decrease) in accrued consumption tax	990	3,572	2,581	(1,193)
Other	13,458	22,972	9,514	32,261

Sub-total	239,641	265,328	25,687	432,260
Interest and dividends received	3,443	1,441	(2,002)	3,446
Interest paid	(14,987)	(13,177)	1,810	(19,969)
Income taxes received (paid)	16,805	5,278	(11,527)	16,805

Net cash provided by (used in) operating activities	244,903	258,870	13,967	432,543

Cash flows from investing activities:
Payments for property, plant and equipment	(283,146)	(283,261)	(115)	(380,697)
Proceeds from sale of property, plant and equipment	15,526	1,635	(13,890)	17,151
Payments for purchase of investment securities	(53)	(429)	(376)	(53)
Proceeds from sale of investment securities	97	425	327	177
Other	529	(15)	(544)	2,745

Net cash provided by (used in) investing activities	(267,045)	(281,645)	(14,599)	(360,675)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	45,000	140,000	95,000	115,000
Payments for settlement of long-term debt	(107,096)	(153,566)	(46,470)	(177,724)
Net increase (decrease) in short-term borrowings	44,979	25,997	(18,981)	(15,005)
Payments for settlement of lease obligations	(27,374)	(8,611)	18,762	(27,558)
Dividends paid	—	(13,004)	(13,004)	—

Net cash provided by (used in) financing activities	(44,490)	(9,185)	35,305	(105,288)

Net increase (decrease) in cash and cash equivalents	(66,633)	(31,959)	34,673	(33,420)
Cash and cash equivalents at beginning of period	139,891	106,470	(33,420)	139,891

Cash and cash equivalents at end of period	73,257	74,511	1,253	106,470

February 5, 2010

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2009

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2009. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Rui Ogawa or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	December 31, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,125	143,913	(1,211)
Antenna facilities	1,862	1,797	(65)
Terminal equipment	1,348	1,178	(170)
Local line facilities	777	816	39
Long-distance line facilities	9,558	8,865	(692)
Engineering facilities	59,045	58,121	(923)
Submarine line facilities	4,728	14,906	10,177
Buildings	125,604	126,195	591
Construction in progress	25,323	12,891	(12,432)
Other	87,777	81,771	(6,005)
Total property, plant and equipment	461,150	450,456	(10,693)
Intangible fixed assets	93,692	79,173	(14,519)
Total fixed assets - telecommunications businesses	554,843	529,630	(25,213)
Investments and other assets
Investments in subsidiaries and affiliated companies	134,544	153,250	18,706
Other investments and assets	184,825	182,241	(2,583)
Allowance for doubtful accounts	(316)	(300)	15
Total investments and other assets	319,053	335,191	16,138
Total fixed assets	873,897	864,822	(9,074)

Current assets:
Cash and bank deposits	56,292	24,681	(31,610)
Notes receivable	82	38	(44)
Accounts receivable, trade	186,265	194,856	8,591
Supplies	7,338	7,442	104
Other current assets	90,241	46,668	(43,573)
Allowance for doubtful accounts	(1,295)	(1,577)	(282)
Total current assets	338,926	272,110	(66,816)

TOTAL ASSETS	1,212,823	1,136,932	(75,890)

	(Millions of yen)
	March 31, 2009	December 31, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	188,721	186,439		(2,282)
Liability for employees’ retirement benefits	72,924	77,236		4,311
Reserve for point services	2,987	3,088		100
Reserve for unused telephone cards	5,451	4,557		(893)
Other long-term liabilities	25,615	25,979		363
Total long-term liabilities	295,700	297,300		1,599
Current liabilities:
Current portion of long-term borrowings from parent company	122,121	4,337		(117,783)
Accounts payable, trade	31,533	19,853		(11,680)
Short-term borrowings	—	396		396
Accounts payable, other	151,587	161,554		9,967
Accrued taxes on income	925	715	*	(210)
Allowance for losses on construction contracts	283	33		(249)
Other current liabilities	27,387	24,100		(3,286)
Total current liabilities	333,837	210,991		(122,846)

TOTAL LIABILITIES	629,538	508,292		(121,246)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	213,363	250,843		37,479
Total shareholders’ equity	556,742	594,222		37,479
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	26,542	34,418		7,875
Total unrealized gains (losses), translation adjustments, and others	26,542	34,418		7,875

TOTAL NET ASSETS	583,284	628,640		45,355

TOTAL LIABILITIES AND NET ASSETS	1,212,823	1,136,932		(75,890)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008		Nine months ended December 31, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	712,987		684,005		(28,981)	945,565
Operating expenses	631,561		604,051		(27,509)	845,232
Operating income from telecommunications businesses	81,425		79,953		(1,471)	100,332
Supplementary businesses:
Operating revenues	124,042		112,429		(11,613)	181,624
Operating expenses	123,919		114,552		(9,367)	181,083
Operating income (losses) from supplementary businesses	123		(2,123)		(2,246)	541
Operating income	81,548		77,830		(3,718)	100,874

Non-operating revenues:
Interest income	736		59		(676)	785
Dividends received	9,263		7,829		(1,433)	9,330
Lease and rental income	11,426		10,977		(448)	15,380
Miscellaneous income	6,760		1,495		(5,264)	6,892
Total non-operating revenues	28,186		20,363		(7,823)	32,389

Non-operating expenses:
Interest expenses	4,937		3,401		(1,535)	6,339
Lease and rental expenses	7,331		6,072		(1,258)	9,575
Miscellaneous expenses	3,014		180		(2,834)	3,773
Total non-operating expenses	15,283		9,654		(5,628)	19,688

Recurring profit	94,452		88,539		(5,912)	113,575

Special profits	29,660		—		(29,660)	36,000
Special losses	—		—		—	7,495
Income before income taxes	124,112		88,539		(35,573)	142,080
Income taxes	50,443	*	36,058	*	(14,384)	53,009
Net income	73,669		52,480		(21,188)	89,070

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the nine months ended December 31, 2009.

	(Millions of yen)
	Three months ended December 31, 2008		Three months ended December 31, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	239,206		227,654		(11,551)
Operating expenses	212,633		201,236		(11,397)
Operating income from telecommunications businesses	26,572		26,417		(154)
Supplementary businesses:
Operating revenues	41,103		36,205		(4,898)
Operating expenses	40,533		37,635		(2,898)
Operating income (losses) from supplementary businesses	570		(1,430)		(2,000)
Operating income	27,142		24,987		(2,155)

Non-operating revenues:
Interest income	203		10		(192)
Dividends received	659		721		62
Lease and rental income	3,571		3,658		86
Miscellaneous income	2,641		374		(2,267)
Total non-operating revenues	7,076		4,765		(2,310)

Non-operating expenses:
Interest expenses	1,587		1,008		(579)
Lease and rental expenses	2,505		2,101		(403)
Miscellaneous expenses	1,476		71		(1,405)
Total non-operating expenses	5,569		3,181		(2,388)

Recurring profit	28,649		26,572		(2,077)

Income before income taxes	28,649		26,572		(2,077)
Income taxes	11,040	*	10,600	*	(439)
Net income	17,608		15,971		(1,637)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended December 31, 2009.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	317,011	288,565	(28,446)	(9.0)	413,825
IP services revenues	263,062	273,364	10,302	3.9	354,080
Open computer network services revenues*	116,797	122,137	5,340	4.6	157,074
IP-Virtual private network services revenues*	57,661	59,030	1,369	2.4	77,957
Wide-Area Ethernet services revenues*	41,191	43,434	2,242	5.4	55,693
Data communications revenues (excluding IP services revenues)	101,558	90,878	(10,679)	(10.5)	133,215
Leased circuit services revenues*	72,960	66,639	(6,320)	(8.7)	95,972
Solution services revenues	135,415	123,674	(11,741)	(8.7)	197,079
Others	19,982	19,952	(30)	(0.2)	28,989

Total operating revenues	837,029	796,435	(40,594)	(4.8)	1,127,190

*	Partial listing only

	(Millions of yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	104,492	96,155	(8,337)	(8.0)
IP services revenues	90,724	90,993	268	0.3
Open computer network services revenues*	39,844	40,779	935	2.3
IP-Virtual private network services revenues*	20,725	19,355	(1,369)	(6.6)
Wide-Area Ethernet services revenues*	14,218	14,441	223	1.6
Data communications revenues (excluding IP services revenues)	33,484	29,704	(3,780)	(11.3)
Leased circuit services revenues*	24,216	21,963	(2,252)	(9.3)
Solution services revenues	45,443	40,274	(5,169)	(11.4)
Others	6,164	6,732	568	9.2

Total operating revenues	280,310	263,859	(16,450)	(5.9)

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	124,112	88,539	(35,573)	142,080
Depreciation and amortization	88,348	88,224	(123)	121,131
Loss on disposal of property, plant and equipment	2,176	2,963	786	4,939
Gains on sales of fixed assets	(26,749)	(111)	26,638	(26,857)
Increase (decrease) in allowance for doubtful accounts	(569)	266	835	(1,058)
Increase (decrease) in liability for employees’ retirement benefits	3,219	4,311	1,092	2,262
Write-off of investments in affiliated companies	—	—	—	7,495
Gains on sales of investments in affiliated companies	(3,343)	—	3,343	(3,343)
(Increase) decrease in accounts receivable	897	(2,530)	(3,427)	14,963
(Increase) decrease in inventories	(818)	(104)	713	(212)
Increase (decrease) in accounts payable and accrued expenses	(17,920)	(4,936)	12,984	(33,992)
Increase (decrease) in accrued consumption tax	52	3,231	3,179	(1,781)
Other	(15,998)	(8,606)	7,391	2,889

Sub-total	153,407	171,248	17,841	228,515
Interest and dividends received	10,284	7,889	(2,394)	10,400
Interest paid	(5,416)	(3,568)	1,848	(6,812)
Income taxes received (paid)	6,586	14,563	7,976	4,843

Net cash provided by (used in) operating activities	164,861	190,133	25,271	236,947

Cash flows from investing activities:
Payments for property, plant and equipment	(94,602)	(90,930)	3,672	(105,321)
Proceeds from sale of property, plant and equipment	27,746	865	(26,880)	27,918
Payments for purchase of investment securities	(76,470)	(18,896)	57,574	(82,592)
Proceeds from sale of investment securities	31,636	2	(31,633)	31,653
Payments for long-term loans	(13,271)	—	13,271	(13,271)
Proceeds from long-term loans receivable	89,365	112	(89,253)	89,365
Other	(2,178)	(2,532)	(353)	(6,175)

Net cash provided by (used in) investing activities	(37,775)	(111,378)	(73,603)	(58,422)

Cash flows from financing activities:
Payments for settlement of long-term debt	(89,120)	(120,065)	(30,944)	(103,923)
Net increase (decrease) in short-term borrowings	(13,538)	396	13,934	(13,538)
Payments for settlement of lease obligations	(1,015)	(5,119)	(4,104)	(1,778)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(118,675)	(139,789)	(21,113)	(134,241)

Effect of exchange rate changes on cash and cash equivalents	(75)	(2)	72	(25)
Net increase (decrease) in cash and cash equivalents	8,335	(61,037)	(69,372)	44,258
Cash and cash equivalents at beginning of period	48,819	93,077	44,258	48,819

Cash and cash equivalents at end of period	57,154	32,040	(25,114)	93,077

February 5, 2010

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2009

Contents

pages
1. Number of Subscribers	1

2. Number of Employees	2

3. Capital Investment	2

4. Financial Results and Projections	3~5

5. Average Monthly Revenue per Unit (ARPU)	6

6. Interest-Bearing Liabilities (Consolidated)	7

7. Indices (Consolidated)	7

(Financial Results for the Nine Months Ended December 31, 2009)	8~10

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2009	B As of Jun. 30, 2009	C As of Sept. 30, 2009	D As of Dec. 31, 2009			E As of Mar. 31, 2010 (Forecast)
					F Change	Progress		G Change
					D-A	F/G		E-A
Telephone Subscriber Line	36,361	35,549	34,807	34,066	(2,295)	71.5%	33,153	(3,208)
NTT East	17,983	17,583	17,204	16,821	(1,162)	78.5%	16,503	(1,480)
NTT West	18,378	17,966	17,603	17,245	(1,133)	65.6%	16,650	(1,728)
INS-Net	5,724	5,545	5,386	5,241	(484)	80.3%	5,122	(602)
NTT East	2,984	2,891	2,805	2,726	(258)	80.5%	2,664	(320)
NTT West	2,740	2,654	2,581	2,514	(226)	80.1%	2,458	(282)
INS-Net 64	5,234	5,067	4,919	4,785	(449)	80.2%	4,675	(559)
NTT East	2,669	2,583	2,505	2,434	(236)	79.1%	2,371	(298)
NTT West	2,565	2,484	2,414	2,351	(213)	81.5%	2,303	(261)
INS-Net 1500	49	48	47	46	(3)	81.4%	45	(4)
NTT East	31	31	30	29	(2)	100.0%	29	(2)
NTT West	18	17	17	16	(1)	61.8%	15	(2)
Telephone Subscriber Line + INS-Net	42,085	41,094	40,194	39,307	(2,778)	72.9%	38,275	(3,810)
NTT East	20,966	20,474	20,009	19,547	(1,419)	78.8%	19,166	(1,800)
NTT West	21,118	20,620	20,184	19,759	(1,359)	67.6%	19,108	(2,010)
FLET’S ISDN	304	286	272	257	(47)	91.7%	253	(51)
NTT East	154	145	137	128	(26)	89.0%	125	(30)
NTT West	150	141	135	129	(20)	95.4%	128	(21)
FLET’S ADSL	3,992	3,834	3,695	3,546	(446)	86.0%	3,474	(518)
NTT East	2,058	1,970	1,889	1,798	(260)	96.2%	1,788	(270)
NTT West	1,934	1,865	1,806	1,748	(186)	75.0%	1,686	(248)
FLET’S Hikari	11,134	11,793	12,278	12,779	1,645	65.8%	13,634	2,500
NTT East	6,291	6,678	6,953	7,246	955	68.2%	7,691	1,400
NTT West	4,843	5,115	5,325	5,533	690	62.7%	5,943	1,100
Optical IP Phone Services (“Hikari Denwa”)	8,011	8,571	9,078	9,604	1,594	69.3%	10,311	2,300
NTT East	4,248	4,545	4,820	5,113	865	72.1%	5,448	1,200
NTT West	3,762	4,026	4,258	4,491	729	66.2%	4,862	1,100
Conventional Leased Circuit	320	314	308	304	(17)	73.0%	297	(23)
NTT East	161	157	154	151	(10)	90.3%	150	(11)
NTT West	160	157	155	153	(7)	57.5%	148	(12)
High Speed Digital	212	205	201	196	(16)	84.9%	193	(19)
NTT East	114	110	107	104	(10)	117.3%	106	(8)
NTT West	98	96	94	92	(6)	59.7%	88	(10)
NTT Group Major ISPs	10,607	10,890	11,042	11,182	575	89.5%	11,250	643
OCN*	7,367	7,576	7,697	7,814	447	103.2%	7,800	433
Plala*	2,896	2,974	3,007	3,031	135	87.9%	3,050	154
Mobile	54,601	54,864	55,186	55,436	835	69.6%	55,800	1,200
FOMA*	49,040	50,246	51,258	52,045	3,005	75.3%	53,030	3,990
i-mode	48,474	48,597	48,670	48,688	214	49.8%	48,900	430
FOMA*	44,853	45,682	46,261	46,667	1,813	73.7%	47,310	2,460

Notes :	1	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

	4	Number of Optical IP Phone Services is calculated by number of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	6	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,554,000 as of Dec. 31, 2009, and are forecasted to be 1,590,000 as of Mar. 31, 2010.

	7	Changes in number of mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2010 (Forecast) are forecasted net-increases.

	8	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.

	9	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

	*	Partial listing only

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2008	B As of Dec. 31, 2009		C As of Mar. 31, 2010 (Forecast)
			Change
			B-A
NTT Consolidated	208,050	206,450	(1,600)	195,600	¹
Core Group Companies
NTT (Holding)	2,900	2,950	50	2,900
NTT East	6,050	6,100	50	5,700
NTT West	5,900	5,800	(100)	5,650
NTT Communications	8,500	8,450	(50)	8,350
NTT DATA (Consolidated)	30,850	33,950	3,100	34,200
NTT DOCOMO (Consolidated)	22,600	22,950	350	22,400
(Reference) Outsourcing Companies[2]
East Outsourcing Companies	43,350	40,350	(3,000)	37,600
West Outsourcing Companies	47,750	43,650	(4,100)	40,050

Notes :	1	Figure does not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year, as described below:

		— As of Mar. 31, 2010 (Forecast) (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,150 employees)

	3	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31 2008	B Nine Months Ended Dec. 31 2009			C Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,491.8	1,354.9	(136.9)	67.1%	2,020.0
Core Group Companies
NTT (Holding)	26.2	20.2	(6.0)	49.5%	41.0
NTT East	342.5	315.5	(26.9)	68.6%	460.0
NTT West	258.6	259.8	1.1	64.1%	405.0
NTT Communications	72.0	66.7	(5.2)	61.8%	108.0
NTT DATA (Consolidated)	127.4	116.1	(11.3)	80.7%	144.0
NTT DOCOMO (Consolidated)	500.5	484.5	(16.0)	70.2%	690.0

Note :	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2008	B Nine Months Ended Dec. 31, 2009			C Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,734.3	7,525.7	(208.7)	74.0%	10,170.0
Fixed Voice Related Services	1,961.0	1,780.9	(180.1)	—	—
Mobile Voice Related Services	1,750.5	1,642.4	(108.1)	—	—
IP/Packet Communications Services	2,150.2	2,316.4	166.2	—	—
Sales of Telecommunications Equipment	538.4	447.3	(91.0)	—	—
System Integration	812.7	849.9	37.1	—	—
Other	521.5	488.8	(32.7)	—	—
Operating Expenses	6,719.9	6,577.6	(142.3)	72.6%	9,060.0
Cost of Services (exclusive of items shown separately below)	1,760.7	1,777.6	16.8	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	697.4	578.5	(118.9)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	514.4	542.1	27.7	—	—
Depreciation and Amortization	1,589.3	1,500.5	(88.7)	—	—
Impairment Loss	1.1	0.5	(0.5)	—	—
Selling, General and Administrative Expenses	2,157.0	2,178.3	21.4	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	1,014.5	948.1	(66.4)	85.4%	1,110.0
Income Before Income Taxes	1,044.8	941.9	(103.0)	87.2%	1,080.0
Net Income Attributable to NTT	544.1	419.0	(125.1)	91.1%	460.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	1,460.9	1,495.4	34.5	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,387.6	3,312.9	(74.7)	—	—
Loss on Disposal of Property, Plant and Equipment	112.4	100.6	(11.8)	—	—
Other Expenses	168.7	167.6	(1.1)	—	—
Total	5,129.5	5,076.5	(53.0)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	320.7	335.2	14.4	88.4%	379.0
Operating Expenses	117.9	111.3	(6.6)	67.1%	166.0
Operating Income	202.7	223.8	21.1	105.1%	213.0
Non-Operating Revenues	37.5	36.1	(1.3)	75.3%	48.0
Non-Operating Expenses	35.2	35.3	0.0	78.6%	45.0
Recurring Profit	205.0	224.6	19.6	104.0%	216.0
Net Income	202.8	221.8	18.9	102.7%	216.0

Notes :	1	With the application of the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of consolidated “Net Income Attributable to NTT” for the nine months ended Dec. 31, 2008 has been conformed to the presentation for the nine months ended Dec. 31, 2009.

	2	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2008	B Nine Months Ended Dec. 31, 2009			C Year Ending Mar. 31, 2010 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,451.5	1,425.3	(26.1)	74.4%	1,915.0
Voice Transmission Services (excluding IP)	694.6	621.7	(72.9)	76.7%	811.0
IP Services	415.1	476.3	61.2	73.2%	651.0
Leased Circuit (excluding IP)	128.5	116.9	(11.5)	74.5%	157.0
Telegraph	16.6	15.4	(1.2)	77.3%	20.0
Other	114.1	110.2	(3.9)	70.6%	276.0
Supplementary Business	82.4	84.6	2.2
Operating Expenses	1,413.4	1,377.6	(35.8)	73.5%	1,875.0
Personnel	86.6	95.0	8.3	74.2%	128.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	931.3	896.4	(34.8)	73.0%	1,228.0
Depreciation and Amortization	314.6	303.9	(10.6)	76.0%	400.0
Loss on Disposal of Property, Plant and Equipment	24.7	27.0	2.2	60.1%	45.0
Taxes and Public Dues	56.0	55.1	(0.9)	74.5%	74.0
Operating Income	38.0	47.7	9.6	119.5%	40.0
Non-Operating Revenues	56.6	43.8	(12.7)	78.3%	56.0
Non-Operating Expenses	28.4	28.5	0.1	79.4%	36.0
Recurring Profit	66.2	63.0	(3.2)	105.0%	60.0
Net Income	72.9	45.9	(27.0)	109.3%	42.0
NTT West (JPN GAAP)
Operating Revenues	1,358.9	1,314.1	(44.7)	74.4%	1,767.0
Voice Transmission Services (excluding IP)	683.1	607.6	(75.5)	76.5%	794.0
IP Services	339.4	388.5	49.0	73.6%	528.0
Leased Circuit (excluding IP)	112.7	105.4	(7.2)	75.3%	140.0
Telegraph	19.2	18.0	(1.1)	75.2%	24.0
Other	101.4	98.0	(3.3)	69.2%	281.0
Supplementary Business	102.9	96.4	(6.4)
Operating Expenses	1,346.6	1,287.9	(58.6)	73.1%	1,762.0
Personnel	85.7	94.0	8.3	74.1%	127.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	873.3	824.2	(49.1)	71.9%	1,146.0
Depreciation and Amortization	308.5	292.6	(15.9)	76.8%	381.0
Loss on Disposal of Property, Plant and Equipment	26.6	25.5	(1.1)	63.8%	40.0
Taxes and Public Dues	52.2	51.4	(0.7)	75.7%	68.0
Operating Income	12.2	26.2	13.9	524.3%	5.0
Non-Operating Revenues	39.8	36.1	(3.7)	80.3%	45.0
Non-Operating Expenses	29.7	26.3	(3.3)	66.0%	40.0
Recurring Profit	22.4	35.9	13.5	359.6%	10.0
Net Income	16.4	28.8	12.4	412.6%	7.0

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2009 include monthly charges, call charges and interconnection charges of 427.2 billion yen, 64.7 billion yen and 77.4 billion yen for NTT East, and 417.7 billion yen, 57.9 billion yen and 84.5 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended Dec. 31, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Denwa) (including monthly charges, call charges and connection device charges) of 265.8 billion yen and 78.5 billion yen for NTT East, and 205.4 billion yen and 64.0 billion yen for NTT West, respectively.

—  FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

3	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2008	B Nine Months Ended Dec. 31, 2009					C Year Ending Mar. 31, 2010 (Forecast)

			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	837.0	796.4	(40.5)	73.6%	1,082.0
Voice Transmission Services (excluding IP)	317.0	288.5	(28.4)	77.2%	374.0
IP Services	263.0	273.3	10.3	73.3%	373.0
Data Transmission Services (excluding IP)	101.5	90.8	(10.6)	77.7%	117.0
Leased Circuit**	72.9	66.6	(6.3)	78.4%	85.0
Solutions Business	135.4	123.6	(11.7)	65.1%	190.0
Other	19.9	19.9	(0.0)	71.3%	28.0
Operating Expenses	755.4	718.6	(36.8)	72.4%	992.0
Personnel	70.3	70.5	0.1	74.3%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	364.5	339.1	(25.4)	72.2%	756.0
Communication Network Charges	214.6	206.8	(7.7)
Depreciation and Amortization	91.6	88.2	(3.4)	75.4%	117.0
Loss on Disposal of Property, Plant and Equipment	5.3	5.0	(0.3)	41.7%	12.0
Taxes and Public Dues	8.9	8.8	(0.0)	73.8%	12.0
Operating Income	81.5	77.8	(3.7)	86.5%	90.0
Non-Operating Revenues	28.1	20.3	(7.8)	97.0%	21.0
Non-Operating Expenses	15.2	9.6	(5.6)	60.3%	16.0
Recurring Profit	94.4	88.5	(5.9)	93.2%	95.0
Net Income	73.6	52.4	(21.1)	93.7%	56.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	774.7	796.6	21.9	69.9%	1,140.0	*	<1,170.0>
Systems Integration	589.5	607.9	18.3	68.6%	886.0	*	<916.0>
Network System Services	57.3	61.6	4.2	77.1%	80.0
Others	192.1	195.3	3.2	72.9%	268.0
Elimination or Corporate	(64.3)	(68.2)	(3.9)	72.6%	(94.0)
Cost of Sales	582.0	605.9	23.8	69.9%	867.0	*	<884.0>
Gross Profit	192.6	190.7	(1.9)	69.9%	273.0	*	<286.0>
Selling and General Expense	124.3	140.5	16.2	71.0%	198.0	*	<196.0>
Operating Income	68.3	50.1	(18.1)	66.9%	75.0	*	<90.0>
Non-Operating Income (loss)	(1.0)	(4.9)	(3.9)	99.1%	(5.0	)*	<(4.0)>
Recurring Profit	67.3	45.2	(22.0)	64.6%	70.0	*	<86.0>
Net Income	36.1	21.8	(14.2)	63.3%	34.5	*	<47.0>
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,378.8	3,242.4	(136.4)	75.8%	4,276.0
Wireless Services	2,911.1	2,859.5	(51.6)	76.6%	3,735.0
Mobile Services	2,791.0	2,662.7	(128.3)	76.9%	3,461.0
Voice	1,665.0	1,477.5	(187.5)	78.9%	1,872.0
Packet Communications	1,126.0	1,185.2	59.2	74.6%	1,589.0
Other revenues	120.1	196.8	76.6	71.8%	274.0
Equipment sales	467.6	382.9	(84.8)	70.8%	541.0
Operating Expenses	2,632.0	2,539.7	(92.3)	73.7%	3,446.0
Personnel	190.5	191.5	1.0	73.7%	260.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,545.4	1,542.8	(2.6)	73.4%	2,103.0
Depreciation and Amortization	582.3	511.5	(70.8)	72.8%	703.0
Loss on Disposal of Property, Plant and Equipment	35.4	30.4	(5.0)	66.1%	46.0
Communication Network Charges	249.1	234.3	(14.9)	79.4%	295.0
Taxes and Public Dues	29.2	29.2	(0.0)	74.8%	39.0
Operating Income	746.8	702.7	(44.1)	84.7%	830.0
Non-Operating Income (loss)	(37.4)	(1.0)	36.4	19.3%	(5.0)
Income Before Income Taxes	709.4	701.7	(7.7)	85.1%	825.0
Net Income Attributable to NTT DOCOMO	437.7	419.3	(18.4)	85.1%	493.0

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2009 include revenues from telephone subscriber lines (154.8 billion yen). Operating Revenues from IP Services include revenues from OCN (122.1 billion yen), IP-VPN (59.0 billion yen) and Wide-area Ethernet (43.4 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (4.5 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (3.4 billion yen) and high-speed digital (29.9 billion yen).

	2	With the application of the accounting pronouncement issued by FASB in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT DOCOMO” in “NTT DOCOMO Consolidated (US GAAP)” for the nine months ended Dec. 31, 2008 has been conformed to the presentation for the nine months ended Dec. 31, 2009.

	3	NTT DATA has revised certain items of the forecasts for the year ending March 31, 2010 from those announced in the financial results for the six months ended September 30, 2009. Single asterisks (*) indicate the revised figures. The previously announced figures are shown in parentheses (< >).

	**	Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2009 (From Apr. to Jun., 2009)	Three Months Ended Sept. 30, 2009 (From Jul. to Sept., 2009)	Three Months Ended Dec. 31, 2009 (From Oct. to Dec., 2009)	Nine Months Ended Dec. 31, 2008 (From Apr. to Dec., 2008)	Nine Months Ended Dec. 31, 2009 (From Apr. to Dec., 2009)	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,000	2,990	2,990	3,060	2,990	3,050	2,990
Telephone Subscriber Lines ARPU	2,630	2,620	2,630	2,670	2,620	2,670	2,620
INS-NET Subscriber Lines ARPU	5,240	5,240	5,250	5,320	5,250	5,310	5,240
FLET’S Hikari ARPU	5,640	5,730	5,780	5,550	5,720	5,580	5,720
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,850	2,860	2,860	2,920	2,850	2,900	2,840
Telephone Subscriber Lines ARPU	2,530	2,530	2,530	2,580	2,530	2,570	2,520
INS-NET Subscriber Lines ARPU	5,040	5,050	5,050	5,140	5,050	5,120	5,010
FLET’S Hikari ARPU	5,680	5,780	5,820	5,600	5,760	5,620	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,440	5,420	5,470	5,820	5,440	5,710	5,300
Voice ARPU (FOMA+mova)	3,010	2,970	3,030	3,450	3,000	3,330	2,840
Packet ARPU (FOMA+mova)	2,430	2,450	2,440	2,370	2,440	2,380	2,460
i-mode ARPU (FOMA+mova)*	2,380	2,390	2,370	2,330	2,380	2,340	2,390
ARPU generated purely from i-mode (FOMA+mova)	2,610	2,630	2,610	2,540	2,620	2,550	2,630
Mobile Aggregate ARPU (FOMA)	5,610	5,560	5,600	6,150	5,590	6,010	5,420
Voice ARPU (FOMA)	3,010	2,970	3,040	3,500	3,010	3,360	2,840
Packet ARPU (FOMA)	2,600	2,590	2,560	2,650	2,580	2,650	2,580
i-mode ARPU (FOMA)*	2,540	2,520	2,480	2,600	2,510	2,590	2,510
ARPU generated purely from i-mode (FOMA)	2,740	2,730	2,700	2,760	2,720	2,760	2,730
Mobile Aggregate ARPU (mova)	3,550	3,500	3,460	3,820	3,510	3,750	3,440
Voice ARPU (mova)	2,940	2,890	2,880	3,140	2,910	3,090	2,850
i-mode ARPU (mova)	610	610	580	680	600	660	590
ARPU generated purely from i-mode (mova)	840	830	810	880	830	870	810

*	Partial listing only

Notes :	1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•     Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•     FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and device connection charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

—  FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

—  Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service.

Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen, 20 yen and 30 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, the nine months ended Dec. 31, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.4% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT East’s Remote Support Service contributed, respectively, 50 yen, 60 yen, 80 yen, 60 yen and 70 yen, to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, the nine months ended Dec. 31, 2009 and the forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.9%, 1.0%, 1.4%, 1.0% and 1.2% of NTT East’s total FLET’S Hikari ARPU for the same period).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, for the nine months ended Dec. 31, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.0%, 0.0%, 0.0%, 0.0%, 0.0% and 0.0% of NTT West’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 10 yen, 30 yen, 10 yen, and 30 yen, to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, the nine months ended Dec. 31, 2009 and the forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.0%, 0.2%, 0.5%, 0.2% and 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

4       In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5       For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

• Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA and mova services.

• Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

• Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

— FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

—     FY forecast: Sum of the sum of actual number of active subscribers** for each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2) × 6

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec.

— FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

11 Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2009	As of Dec. 31, 2009	As of Mar. 31, 2010 (Forecast)
Interest-Bearing Liabilities	4,899.3	4,723.1	4,900.0

Note :	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2009	Nine months Ended Dec. 31, 2009	Year Ending Mar. 31, 2010 (Forecast)
Operating Income	1,109.8 billion yen	948.1 billion yen	1,110.0 billion yen
EBITDA Margin	32.4%	33.4%	31.8%
Operating FCF	1,224.8 billion yen	1,161.3 billion yen	1,210.0 billion yen
ROCE	5.4%	—	5.3%

Notes :	1	Forecasts for the year ending March 31, 2010 have not been changed from those announced in the financial results for the six months ended September 30, 2009.

	2	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2009	Nine Months Ended Dec. 31, 2009	Year Ending Mar. 31, 2010 (Forecast)
EBITDA Margin [(c/d)×100]	32.4%	33.4%	31.8%
a Operating Income	1,109.8 billion yen	948.1 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	1,568.1 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	2,516.2 billion yen	3,230.0 billion yen
d Operating Revenues	10,416.3 billion yen	7,525.7 billion yen	10,170.0 billion yen
Operating FCF [(c-d)]	1,224.8 billion yen	1,161.3 billion yen	1,210.0 billion yen
a Operating Income	1,109.8 billion yen	948.1 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	1,568.1 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	2,516.2 billion yen	3,230.0 billion yen
d Capital Investment	2,145.1 billion yen	1,354.9 billion yen	2,020.0 billion yen
ROCE [(b/c)×100]	5.4%	—	5.3%
a Operating Income	1,109.8 billion yen	—	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income × (1 - Normal Statutory Tax Rate)	655.8 billion yen	—	654.9 billion yen
c Operating Capital Employed	12,142.7 billion yen	—	12,351.7 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2009	Nine Months Ended Dec. 31, 2009
NTT Consolidated Capital Investment	2,145.1	1,354.9
Payments for Property, Plant and Equipment	1,412.0	1,067.0
Acquisition of Intangible and Other Assets	617.0	420.4
Other Differences	116.1	(132.5)

Financial Results for the Nine Months Ended December 31, 2009

	(Billions of yen)
	Nine Months Ended Dec. 31, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009
NTT Consolidated (US GAAP)
Operating Revenues	7,525.7	2,502.9	2,495.2	2,527.6
Fixed Voice Related Services	1,780.9	599.2	595.3	586.5
Mobile Voice Related Services	1,642.4	540.0	544.6	557.8
IP/Packet Communications Services	2,316.4	761.3	774.7	780.4
Sales of Telecommunications Equipment	447.3	163.8	131.9	151.6
System Integration	849.9	283.8	283.3	282.8
Other	488.8	154.9	165.5	168.4
Operating Expenses	6,577.6	2,177.1	2,174.2	2,226.2
Cost of Services (exclusive of items shown separately below)	1,777.6	582.9	594.9	599.8
Cost of Equipment Sold (exclusive of items shown separately below)	578.5	213.6	173.8	191.2
Cost of Systems Integration (exclusive of items shown separately below)	542.1	182.2	179.2	180.7
Depreciation and Amortization	1,500.5	496.6	500.4	503.5
Impairment Loss	0.5	0.3	0.2	0.0
Selling, General and Administrative Expenses	2,178.3	701.7	725.7	750.9
Write-down of goodwill and other intangible assets	—	—	—	—
Operating Income	948.1	325.8	321.0	301.3
Income Before Income Taxes	941.9	325.9	317.7	298.3
Net Income Attributable to NTT	419.0	139.6	142.7	136.8
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	1,495.4	489.2	501.3	504.8
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,312.9	1,097.8	1,087.9	1,127.2
Loss on Disposal of Property, Plant and Equipment	100.6	35.2	29.4	36.0
Other Expenses	167.6	58.0	55.0	54.6
Total	5,076.5	1,680.2	1,673.6	1,722.7
NTT (Holding) (JPN GAAP)
Operating Revenues	335.2	179.0	39.4	116.7
Operating Expenses	111.3	36.6	37.1	37.4
Operating Income	223.8	142.3	2.2	79.2
Non-Operating Revenues	36.1	13.2	11.3	11.5
Non-Operating Expenses	35.3	11.6	10.8	12.8
Recurring Profit	224.6	143.9	2.7	77.8
Net Income	221.8	142.5	2.0	77.1

Financial Results for the Nine Months Ended December 31, 2009

	(Billions of yen)
	Nine Months Ended Dec. 31, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009
NTT East (JPN GAAP)
Operating Revenues	1,425.3	467.5	478.8	479.0
Voice Transmission Services (excluding IP)	621.7	211.3	207.7	202.6
IP Services	476.3	153.4	159.0	163.7
Leased Circuit (excluding IP)	116.9	39.7	38.9	38.2
Telegraph	15.4	5.7	4.3	5.3
Other	110.2	31.9	39.8	38.4
Supplementary Business	84.6	25.3	28.8	30.4
Operating Expenses	1,377.6	455.6	458.4	463.4
Personnel	95.0	31.8	31.5	31.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	896.4	295.4	299.9	301.0
Depreciation and Amortization	303.9	100.7	100.9	102.3
Loss on Disposal of Property, Plant and Equipment	27.0	8.6	7.8	10.4
Taxes and Public Dues	55.1	18.9	18.1	17.9
Operating Income	47.7	11.8	20.3	15.5
Non-Operating Revenues	43.8	14.0	16.6	13.0
Non-Operating Expenses	28.5	9.0	9.6	9.8
Recurring Profit	63.0	16.9	27.3	18.7
Net Income	45.9	13.7	20.1	11.9
NTT West (JPN GAAP)
Operating Revenues	1,314.1	435.7	440.4	437.9
Voice Transmission Services (excluding IP)	607.6	206.6	202.8	198.0
IP Services	388.5	124.9	130.0	133.5
Leased Circuit (excluding IP)	105.4	35.5	35.0	34.8
Telegraph	18.0	6.4	5.2	6.3
Other	98.0	32.4	32.7	32.7
Supplementary Business	96.4	29.6	34.5	32.3
Operating Expenses	1,287.9	429.8	428.6	429.4
Personnel	94.0	31.4	31.3	31.2
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	824.2	274.8	276.0	273.3
Depreciation and Amortization	292.6	97.9	96.5	98.1
Loss on Disposal of Property, Plant and Equipment	25.5	7.4	8.0	9.9
Taxes and Public Dues	51.4	18.0	16.6	16.7
Operating Income	26.2	5.9	11.7	8.5
Non-Operating Revenues	36.1	13.3	11.1	11.6
Non-Operating Expenses	26.3	8.7	8.7	8.9
Recurring Profit	35.9	10.5	14.2	11.2
Net Income	28.8	9.1	10.8	8.8

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Dec. 31, 2009 include monthly charges, call charges and interconnection charges of 139.5 billion yen, 20.9 billion yen and 25.4 billion yen for NTT East, and 136.6 billion yen, 18.5 billion yen and 27.6 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Dec. 31, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Denwa) (including monthly charges, call charges and connection device charges) of 92.8 billion yen and 27.8 billion yen for NTT East, and 71.5 billion yen and 22.7 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

Financial Results for the Nine Months Ended December 31, 2009

	(Billions of yen)
	Nine Months Ended Dec. 31, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009
NTT Communications (JPN GAAP)
Operating Revenues	796.4	267.5	265.0	263.8
Voice Transmission Services (excluding IP)	288.5	96.7	95.6	96.1
IP Services	273.3	90.9	91.4	90.9
Data Transmission Services (excluding IP)	90.8	30.8	30.3	29.7
Leased Circuit*	66.6	22.4	22.1	21.9
Solutions Business	123.6	42.2	41.1	40.2
Other	19.9	6.7	6.4	6.7
Operating Expenses	718.6	241.8	237.8	238.8
Personnel	70.5	23.8	23.2	23.4
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	339.1	116.1	113.7	109.1
Communication Network Charges	206.8	68.0	67.2	71.6
Depreciation and Amortization	88.2	29.5	29.4	29.2
Loss on Disposal of Property, Plant and Equipment	5.0	1.2	1.3	2.4
Taxes and Public Dues	8.8	3.0	2.9	2.8
Operating Income	77.8	25.7	27.1	24.9
Non-Operating Revenues	20.3	9.1	6.5	4.7
Non-Operating Expenses	9.6	3.5	2.9	3.1
Recurring Profit	88.5	31.3	30.6	26.5
Net Income	52.4	18.3	18.1	15.9
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	796.6	269.3	263.5	263.8
Systems Integration	607.9	205.7	201.5	200.6
Network System Services	61.6	19.9	20.9	20.7
Others	195.3	64.6	64.1	66.6
Elimination or Corporate	(68.2)	(21.0)	(23.0)	(24.1)
Cost of Sales	605.9	205.3	199.9	200.5
Gross Profit	190.7	63.9	63.5	63.2
Selling and General Expense	140.5	47.3	46.6	46.5
Operating Income	50.1	16.6	16.8	16.7
Non-Operating Income (loss)	(4.9)	(1.4)	(1.6)	(1.8)
Recurring Profit	45.2	15.1	15.2	14.8
Net Income	21.8	7.4	7.7	6.5
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,242.4	1,084.8	1,061.1	1,096.6
Wireless Services	2,859.5	941.8	951.5	966.2
Mobile Services	2,662.7	881.9	884.3	896.6
Voice	1,477.5	490.6	487.6	499.3
Packet Communications	1,185.2	391.3	396.6	397.3
Other Revenues	196.8	59.9	67.2	69.7
Equipment Sales	382.9	143.0	109.6	130.3
Operating Expenses	2,539.7	832.9	827.6	879.1
Personnel	191.5	64.4	62.5	64.7
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,542.8	503.7	498.2	540.9
Depreciation and Amortization	511.5	169.0	168.8	173.7
Loss on Disposal of Property, Plant and Equipment	30.4	8.3	10.4	11.8
Communication Network Charges	234.3	77.7	78.1	78.4
Taxes and Public Dues	29.2	9.9	9.7	9.6
Operating Income	702.7	251.8	233.4	217.4
Non-Operating Income (loss)	(1.0)	(4.4)	(1.0)	4.4
Income Before Income Taxes	701.7	247.5	232.4	221.8
Net Income Attributable to NTT DOCOMO	419.3	147.4	137.3	134.6

Note:	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Dec. 31, 2009 include revenues from telephone subscriber lines (51.5 billion yen). Operating Revenues from IP Services include revenues from OCN (40.7 billion yen), IP-VPN (19.3 billion yen) and Wide-area Ethernet (14.4 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.4 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.1 billion yen) and high-speed digital (9.8 billion yen).

* Partial listing only.